P.E. 1/01/05
1-9970



RECD S.E.C.
MAY 6 2005
1086



TOTAL INTEGRATED PACKAGING SOLUTIONS®

PROCESSED
MAY 10 2005
THOMSON
FINANCIAL

Merrimac Industries, Inc. 2004 Annual Report



ABOUT THE

Signal processing functions are integrated in a Multi-Mix® module that provides value-added solutions to the Defense, Satellite, Commercial Wireless and Homeland Security Communications markets segments.

ABOUT

As an innovative and trusted customer-driven technology enterprise, Merrimac Industries designs, manufactures and assembles enhanced, customized state-of-the-art microtechnology and RF microwave components, sub-assemblies and integrated modules for the worldwide Defense, Satellite, Commercial Wireless and Homeland Security Communications market segments.

*As an ISO 9001:2000 Certified company, we are committed to not only meeting but exceeding the rigorous quality and reliability expectations of our diversified customers through consistently providing them with **Total Integrated Packaging Solutions®**.*

1954
Merrimac Industries, Inc. is formed

Voyager is launched



1996
Mason N. Carter becomes CEO of Merrimac Industries, Inc.



Merrimac develops its Multi-Mix Microtechnology®



Today
Merrimac continues to provide *Total Integrated Packaging Solutions®*

Selected Financial Data



	2004	2003*	2002	2001	2000
Net sales	$ 30,949,487	$ 27,322,096	$ 24,570,332	$ 25,792,631	$ 23,035,682
Operating income (loss)	1,366,971	(856,026)	(1,722,764)	(112,988)	444,221
Income (loss) before income taxes	1,102,489	(1,023,473)	(1,898,467)	(95,921)	385,056
Net income (loss)	1,198,489	(914,473)	(2,135,467)	24,079	315,056
Net income (loss) per share:					
Basic	$ .38	$ (.29)	$ (.69)	$ .01	$ .15
Diluted	$ .38	$ (.29)	$ (.69)	$ .01	$ .14
Weighted average shares outstanding:					
Basic	3,127,070	3,120,557	3,073,703	2,623,924	2,134,542
Diluted	3,153,854	3,120,557	3,073,703	2,735,789	2,309,807
Current ratio	2.9	2.6	1.3	1.3	3.0
Working capital	$ 8,464,112	$ 6,804,574	$ 3,614,941	$ 3,873,616	$ 9,404,900
Total assets	34,575,010	34,019,639	36,486,896	36,992,692	27,513,784
Stockholders' equity	26,597,871	24,837,741	24,702,100	22,053,626	21,904,292

*All fiscal years presented herein contain 52 weeks, except fiscal year 2003 which consists of 53 weeks.

NET SALES
($ in millions)



BACKLOG
($ in millions)



CAPITAL EXPENDITURES
($ in millions)



DEPRECIATION & AMORTIZATION
($ in millions)



RESEARCH & DEVELOPMENT
($ in millions)





Mason N. Carter
Chairman, President and CEO of Merrimac Industries, Inc.

"Multi-Mix® MMFM® provides a patented and novel packaging technology that employs a platform modular architecture strategy, that delivers 3-D integration of active and passive components applicable to High Frequency, High Power and High Performance mission-critical applications."

TO OUR STOCKHOLDERS

In 2004, our Company capitalized on improving market conditions, prior restructuring initiatives, streamlining of our operations, on going product development and, as always, Key Account focus. We continued to concentrate on providing value to our customers by leveraging our three platforms for growth (RF Microwave, Multi-Mix® and Microwave micro-circuitry) to develop specialized customer applications. Utilizing our proven core competencies in High Power, High Frequency, High Performance and a solid Intellectual Property base, which we have developed and enhanced over the last eight years, we have achieved a strong return to profitability and set a number of new financial records, which highlights our resiliency and ability to bounce back from adversity.

In 2004, we reaped the rewards of our prior initiatives and customer focus strategy:

- Restructuring benefits resulted from the right-sizing and flexible budgeting that we implemented in prior years.
- Streamlining was the result of our never-ending process improvement as we seek to remove waste and unproductive elements from our processes.
- Product development success is the result of our supplying unique value-driven solutions that our customers can pass onto their customers, building a meaningfully strong "chain of value".
- Key Account focus, which has been a part of our strategy and culture for eight years, allows us to dedicate greater resources to fast-growth customers and earn greater and greater "customer share" rather than the more subjective measure of market share.
- In addition, we benefitted from improved market conditions in all strategic segments with defense leading the way, particularly in Satcom.



Active and passive devices are embedded in 3-D Multi-Mix® multilayer platforms

In our 50th Anniversary Year, we topped the $30 Million revenue level for the first time. While we always recognize the importance of delivering current operating performance, we are pragmatic about making plans, strategies and decisions that position our Company for a robust future. The same drive that achieved our recent profitable operating performance will shape the future as we plan for long-term success and leadership in our field by embracing inevitable and rapid changes we and our customers face in the marketplace. We view the constantly changing needs in our markets, and the drive for smaller, lighter, less expensive solutions as opportunities for our product offerings and development expertise. Our strategy is always focused on delivering value to our customers based upon defining and satisfying their needs and expectations, while serving them as they wish.

In fiscal 2004, sales of $30.9 million set a new record, the second consecutive year that the Company achieved record revenue. Other 2004 financial results reflecting consistent performance include:

- Net income per share of $.38.
- Gross profit greater than 40% for three of four quarters and 41.7% for the year.
- Cash (including restricted cash) increased during 2004 by $1.7 million to a total of $3.7 million which approximates the amount of current and long-term debt.
- Record orders booked of $31.5 million.
- Debt repayments of $1.5 million.
- Working capital of $8.5 million and current ratio of 2.9 to 1.

Our Company slogan, a registered trademark, is *Total Integrated Packaging Solutions®*, appropriate for a company that has been providing unique RF Microwave packaging expertise for over 50 years. Multi-Mix®, our patented, proprietary multilayer technology, is flexible enough to be utilized in both product form and application solutions. These products range from recently patented Multi-Mix PICO®, the industry's smallest single function components, to highly integrated Micro-Multifunction Modules (MMFM®). The MMFM® configuration allows us to optimize Multi-Mix® and deliver Total Integrated Packaging Solutions®.

The wisdom of utilizing RF Microwave circuitry in small module form is quickly becoming a most desirable solution over conventional 2-D architecture. The Multi-Mix® MMFM® provides a patented and novel packaging technology that employs a platform modular architecture strategy that delivers 3-D integration of active and passive components applicable to High Power, High Frequency and High Performance mission-critical applications. Clearly, Multi-Mix® is an *enabling platform technology* that our customers can utilize to achieve their technical objectives in a cost efficient and creative manner.

Multi-Mix® cost-effective integrated platform solutions are the key to our strategic growth plan. Our Key Account customers across all focused market segments desire the many enabling benefits of this proprietary technology:

- Low cost, high volume, customized solutions.
- Platform architecture provides reliable, fast-to-market solutions.
- High levels of integration and circuit density in small "plug and play" packages.
- Greater level of functionality lowering overall parts count.
- Unprecedented thermal management capable of handling increased demand for high levels of power and temperature.
- Excellent isolation within the module effectively eliminating signal interference.

We believe the ability to provide customized module solutions based on standardized and proven platforms is the answer to customer issues of cost effectiveness, fast design-develop-production cycle, high reliability, lower parts count, ease-of-use, expandability for future requirements, and, of course, small size and light weight. Our ability to provide leading-edge technology meeting all these customer requirements is at the heart of our vision and confidence for a robust future for Merrimac.

We are positive about 2005 and well beyond. The success milestones and measures we achieved were important indicators for our Company. Merrimac as a strong independent public company is provided with great opportunity and our terrific Co-Worker Team is working hard and smart to deliver on that opportunity. Given what I have shared with you, our ability to deliver world class *Total Integrated Packaging Solutions®*, I am sure you sense our feeling of optimism, focus and confidence.

We thank our Stockholders, Customers, Partners, Suppliers and Co-Workers for their continued support, confidence in and commitment to our Company.

Sincerely,



Mason N. Carter

Chairman, President and Chief Executive Officer

TOTAL INTEGRATED PACKAGING SOLUTIONS

For 50 years, Merrimac has been an industry leader in delivering custom solutions to its customers, first in the Defense and Satellite Communications (Satcom) industries, and more recently in Wireless and Homeland Security Communications market segments. During this time the Company has continued to grow profitably and evolve dynamically. Merrimac was originally an RF Lab and manufacturer of a narrow line of single function components. Today the Company relies heavily on its Customer Intimacy, Technology Innovation, Process Excellence and a solid Intellectual Property base to provide Total Integrated Packaging Solutions® with complex components, subsystems and integrated modules.

HIGH PERFORMANCE MISSION CRITICAL



Above: A greater number of integrated signal processing functions will be required to provide real-time information to the "Warfighter".

Right: Merrimac's Hybrid Microelectronic Technology Competency.



MULTI-MIX® INTEGRATED "BUILDING BLOCK" PLATFORM MODULE



Above: Cross sectional drawing and top view of actual Multi-Mix® "building block" platform module showing active and passive devices embedded within 3-D multilayer structure.

Size: .360" x .400" x .039"

Merrimac has successfully faced many challenges, and the Company that has emerged is very resilient and very resourceful. It has adopted a business model geared for tomorrow that is focused on Key Account customers and markets while continually improving its customer relationships, processes and technology. In 2004, Merrimac received another patent for the design and manufacture of Multi-Mix PICO® products. This patent further supports our Multi-Mix® Product/Market Strategy and secures our Intellectual Property ranging from single function components through highly integrated Micro-Multifunctional Modules (MMFM®). Merrimac also introduced Multi-Mix Zapper®, our "next generation" of microwave components that have been specially designed for use as direct drop-in replacements for conventional surface mount couplers, hybrids and delay lines. These products can be used in a variety of high power wireless base station designs.



Over the years, Merrimac has successfully delivered a broad array of innovative, superior RF and microwave solutions typically found in communications systems, such as airborne electronic counter measures, radar systems used in the Defense industry and in Satcom receiver communications modules developed for space customers. Today, many of the same RF and microwave technology solutions we developed for the Defense and Satellite markets are now realized by Multi-Mix® and have extended into the high volume Commercial Wireless base station market.

ADVANCES IN TECHNOLOGY

Today, there are unique communications and signal processing challenges to be faced, challenges unlike any before. Innovative technology must deliver small, light weight, and cost effective communications systems for use in rapid deployment, mobile forces, and widely-diverse environmental conditions. These new communications systems must operate at higher levels of power, frequency and performance in applications for the Defense, Satcom, Commercial Wireless or Homeland Security Communications industries.

Merrimac's renowned reputation for innovation in solving complex technology challenges is based on three core competencies: High Power, High Frequency and High Performance. These core competencies have become an integral part of the Merrimac business model and enabled the Company to meet and exceed market needs and customer expectations.

High Power competencies are realized via our thermal management design and proprietary process capabilities, which enable us to provide high power products achieving power levels greater than half a kilowatt (500 watts). The ability to handle high power and to operate at high temperatures offers better system efficiency and other distinct advantages by providing critical reliability to base station original equipment manufacturers (OEMs) who are designing today's and planning for tomorrow's Commercial Wireless communications systems.

High Frequency competencies allow our products the agility to operate across high frequency bands up to 100 GHz. Merrimac has a proud heritage of providing high frequency solutions for military applications. Currently, the Defense, Satcom, Homeland Security and Automotive industries continue to seek solutions at higher frequencies. Merrimac's wholly-owned subsidiary, Filtran Microcircuits Inc., a world class leader

ove: The Multi-Mix® focused module platform strategy allows for the replacement of traditional d costly conventional base station products typically used in Commercial Wireless voice and data nsmission with integrated Micro-Multifunction Modules (MMFM®) that offer better performance, her frequencies and reduced assembly cost and time.

ft: An automated robot performing Multi-Mix® automated test, tape and reel functions.

in the research and fabrication of fine-line, etching and plating of high resolution circuit boards, is providing an automotive adaptive cruise control solution at 77 GHz. Other potential high frequency application areas in need of integrated packaging solutions in the Wireless infrastructure market are Point-to-Point (PTP) and Point-to-Multipoint (PTMP) high-speed data transmission.

High Performance competencies are found across-the-board in our technology and our products, ensuring solutions that are fail-safe in all mission-critical environments and under extremely demanding conditions. Our design and processing techniques provide the needed fail-safe communications that are more vital than ever...on the ground, at sea, in the air, and from the near and far reaches of space.

AN ENABLING PLATFORM TECHNOLOGY

For most of the history of the RF and microwave industry, microwave components could not be mass-produced at low prices, were large and heavy, and consumed lots of power. As a result, they were most often used for military, broadcast, radar and other systems in which their functions were essential and less cost sensitive. This microwave manufacturing technology, generally referred to as "hybrid", still makes up a large portion of microwave applications, both at Merrimac and throughout the industry. Merrimac's RF microwave competency has evolved from conventional microwave technology to Multi-Mix®, a breakthrough enabling technology, providing "An ASIC for RF Microwave". Merrimac has conventional RF microwave technology and Multi-Mix® facilities located both in New Jersey and Costa Rica. From these locations, Merrimac is able to provide an array of RF microwave integrated technology solutions. All of Merrimac's locations are ISO 9001:2000 certified.

In fact, we are one of the few companies with the two technology bases required for prospering in the future. Merrimac has extraordinary depth in the fundamental microwave hybrid design and manufacturing techniques necessary to ensure long-term reliability. State-of-the-art, proprietary Multi-Mix®, an enabling platform technology is revolutionizing the size, weight and cost reductions of microwave systems by embedding both active (MMICs) and passive devices and a variety of signal processing functions in its 3-D multilayer structure. This innovative approach is useful not just in Commercial Wireless applications but also in Defense and Satellite Communications systems in which this level of integration has never before been available. In addition, we can integrate hybrid and Multi-Mix® subsystems to solve unique custom requirements. Multi-Mix® is an innovative enabling technology with integrated multilayer platforms providing *Total Integrated Packaging Solutions®* resulting in reduced size and weight, higher and repeatable performance and significantly reduced assembly cost and time.

INTEGRATION THE OPERATIVE WORD

Merrimac is positioned to deliver this integration through its Multi-Mix® platforms, which can reduce component size, cost and weight to a tiny fraction of conventional technology, can integrate multiple active and passive functions, and can be seamlessly scaled to accommodate further integration in the future. With its design flexibility and mass customization features, Multi-Mix® is positioned for this fast-changing demand across focused market segments.

Multi-Mix® is an integrated 3-D subsystem. In fact, the Micro Multi-functional Module (MMFM®) structure requires no protective packaging. The Multi-Mix® process, with its mass customization capability allows for a low-cost manufacturing approach that is suitable for either high or low volume production. The platform strategy of MMFM® modeling and simulation reduces engineering cycle time and enables the Multi-Mix® product to be an economical solution for new circuit designs.

The novel packaging technology employs a platform strategy utilizing modular architecture that integrates mathematical, electromagnetic, thermal and mechanical state-of-the-art computer modeling techniques, thus permitting total analysis of the microwave enclosure to be performed prior to actual hardware fabrication.

Beyond the Wireless infrastructure focus of "Integrating the RF Base Station Path", Merrimac's strengths are extremely appealing in several wireless markets. One of these, WiMAX, (Worldwide Interoperability of Microwave Access) is an extremely promising wireless networking technology that expands the coverage area well beyond that of Wi-Fi (Wireless Fidelity "hot spots" found in coffee houses, fast-food restaurants, homes, etc.). WiMAX permits the transmission of data for miles without interference due to buildings, trees and other obstacles (non-line-of-sight) and has been targeted for markets ranging from cellular "backhaul" (sending wireless signals from cell sites back to a central point), to an alternative to DSL and cable modems, and even cellular systems. WiMAX has experienced massive funding from some of the most formidable companies in the electronics industry.



Above: An integrated Homeland Secu communication system that will allow lo county, state and Federal first responder communicate over a common frequency b

Right: Multi-Mix PICO® products used in volume WiMAX applicatio



WiMAX requires relatively high power transmission, higher frequencies, low cost and small size which play directly to Merrimac's strengths. Merrimac is currently supplying Multi-Mix PICO® products to the emerging WiMAX market.

FUTURE DEFENSE COMMUNICATIONS REQUIREMENTS

One key goal of the Defense industry is to link all military personnel on the ground, in the air, and on-board ship to provide a continuous communications environment from which no enemy can escape. This is an incredibly ambitious effort and one of its major challenges is its requirement for a greater number of integrated signal processing functions. The "Warfighter" cannot be burdened with a hundred pounds of bulky communications equipment. Every extra pound and square inch taken up in an aircraft exacts a penalty in performance and reduces space for additional equipment. Even on tomorrow's multi-mission fighting ships, size, power and frequency are key factors for success. Merrimac has been designing and manufacturing military application solutions since its inception, giving it an enormous breadth and depth of experience in this area. Merrimac's conventional hybrid, Multi-Mix®, and combination hybrid/Multi-Mix® solutions are deployed in many programs for the Army, Navy, Air Force, Marines and Coast Guard. We are working with our Prime Defense Contractor customers on several of these systems, including the Joint Strike Fighter (JSF), the Joint Tactical Radar System (JTRS), Future Combat Systems (FCS) and new radar, reconnaissance and surveillance systems. Multi-Mix® modules offer advantages in size, weight reduction and miniaturization and along with functional MMFM® integration platforms, offer these customers the cost effective tools they need in meeting the dynamic challenges of the battle theater of the future.

SATELLITE COMMUNICATIONS

Merrimac was one of the first microwave manufacturers to have its components deployed in space, which along with fighter aircraft and missile systems demands the highest levels of performance and longevity of any application. Today, Multi-Mix Microtechnology® is perfectly suited to spaceflight, since it is a small, homogenous and incredibly rugged structure. Multi-Mix Microtechnology®, combined with Merrimac's extensive experience in meeting the unique demands of spaceflight, offers huge size and weight advantages to satellite manufacturers who are feverishly looking to lower their launch costs.

HOMELAND SECURITY

Merrimac is currently providing products that are instrumental in National Defense and Homeland Security. In addition, Merrimac is working with companies in an attempt to provide cost effective, high performance, robust solutions that will assist in developing integrated communications systems that will allow local, county, state and Federal first responders to communicate over a common frequency band during a local, regional or national disaster.

THE CHALLENGE THE SOLUTION

While we continue to design and manufacture electronic components, our strategy has always been the integration of Multi-Microfunction Modules (MMFM®) and it is the strategic course we continue to pursue. Our Multi-Mix Microtechnology® enables the design and manufacture of sophisticated signal processing modules in a marketplace that is complex, fast-paced and demanding ever-higher standards of performance.

Today, the Defense, Satellite, Commercial Wireless and Homeland Security Communications markets are faced with the challenge of how to handle the increase in the number of integrated signal processing functions that are required in continuous linked communications systems.

To achieve their goals, design engineers are confronted by issues related to balancing High Power, High Frequency and High Performance with the demand for systems that are smaller, light weight, cost effective and quick-to-market. These system designers can now utilize Multi-Mix®, an enabling technology solution, as part of their system design to drive out cost, to provide the required High Power, High Frequency and High Performance solutions and to gain a competitive advantage by supplying true value to their customers. Merrimac's strong Intellectual Property base and ability to provide our customers' design engineers leading-edge customized integrated Multi-Mix® module solutions based upon standard, proven and reliable design platforms are their *Total Integrated Packaging Solutions®*.

Financial Table of Contents

Management's Discussion and Analysis or Plan of Operation 12

Report of Independent Registered Public Accounting Firm – Grant Thornton LLP 20

Report of Independent Registered Public Accounting Firm – Ernst & Young LLP 21

Consolidated Statements of Operations and Comprehensive Income (Loss) 22

Consolidated Balance Sheets 23

Consolidated Statements of Stockholders' Equity 24

Consolidated Statements of Cash Flows 25

Notes to Consolidated Financial Statements 26

Quarterly Financial Information / Quarterly Common Stock Data 36

Directors and Officers / Corporate Data inside back cover

Sales Growth 1994 to 2004 ($ in millions)



OVERVIEW

Merrimac Industries, Inc. is involved in the design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics, and microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry (its subsidiary, Filtran Microcircuits Inc.).

The following table provides a breakdown of our sales between these segments:

	2004		2003	
	$	% of sales	$	% of sales
Electronic components	$ 25,141,000	81.2 %	$ 23,962,000	87.7 %
Microwave micro-circuitry(1)	$ 5,956,000	19.2 %	$ 3,709,000	13.6 %
Less intersegment sales	$ (148,000)	(0.4)%	$ (349,000)	(1.3) %
Consolidated	$ 30,949,000	100.0 %	$ 27,322,000	100.0 %

(1) Substantially all conducted by our Canadian subsidiary, Filtran Microcircuits Inc.

Merrimac is a versatile technologically oriented company specializing in miniature radio frequency lumped-element components, integrated networks, microstrip and stripline microwave components, subsystems and ferrite attenuators. Of special significance has been the combination of two or more of these technologies into single components to achieve superior performance and reliability while minimizing package size and weight. Merrimac components are today found in applications as diverse as satellites, military and commercial aircraft, radar, cellular radio systems, medical and dental diagnostic instruments, personal communications systems ("PCS") and wireless Internet connectivity. Merrimac's components range in price from $0.50 to more than $10,000 and its subsystems range from $500 to more than $500,000.

Multi-Mix®

In 1998, Merrimac introduced Multi-Mix® Microtechnology capabilities, an innovative process for microwave, multilayer integrated circuits and micro-multifunction module (MMFM)® technology and subsystems. This process is based on fluoropolymer composite substrates, which are bonded together into a multilayer structure using a fusion bonding process. The fusion process provides a homogeneous dielectric medium for superior electrical performance at microwave frequencies. This 3-dimensional Multi-Mix® design consisting of stacked circuit layers permits the manufacture of components and subsystems that are a fraction of the size and weight of conventional microstrip and stripline products.

Multi-Mix PICO®

In July 2001, Merrimac introduced its Multi-Mix PICO® Microtechnology. Through Multi-Mix PICO® technology, Merrimac offers a group of products at a greatly reduced size, weight and cost that includes hybrid junctions, directional couplers, quadrature hybrids, power dividers and inline couplers, filters and vector modulators along with 802.11a, 802.11b, and 802.11g Wireless LAN (Local Area Network) modules. When compared to conventional multilayer quadrature hybrids and directional coupler products, Multi-Mix PICO® is more than 84% smaller in size, without the loss of power or performance. Merrimac has completed the development of integrated inline multi-couplers and is supplying these Multi-Mix PICO® products to major basestation customers.

Merrimac's strategy is to be a reliable supplier of high quality, technically innovative signal processing products. Merrimac coordinates its marketing, research and development, and manufacturing operations to develop new products and expand its markets. Merrimac's marketing and development activities focus on identifying and producing prototypes for new military and commercial programs and applications in aerospace, navigational systems, telecommunications and cellular analog and digital wireless telecommunications electronics. Merrimac's research and development efforts are targeted towards providing customers with more complex, reliable, and compact products at lower costs.

Merrimac's customers are primarily major industrial corporations that integrate Merrimac's products into a wide variety of defense and commercial systems. Merrimac's customers include:

- The Boeing Company
- Raytheon Company
- Northrop Grumman Corporation
- Lockheed Martin Corporation
- Loral Space & Communications Ltd.
- Celestica, Inc.
- EADS Astrium
- BAE Systems
- ITT
- General Dynamics Corporation

The following table presents our key customers and the percentage of net sales made to such customers:

	2004	2003
Raytheon Company	13.9%	12.3%
Northrop Grumman Corporation	11.9%	12.4%
The Boeing Company	7.8%	16.1%

Sales to the foreign geographic area of Europe were 8.9%, 10.3% and 11.2% of net sales in fiscal years 2004, 2003 and 2002, respectively.

The following table provides a breakdown of the net sales by customer industry segment and geographic area:

2004	North America		Rest of World	
	$	%	$	%
Military and commercial satellites	$ 6,947,000	22.4%	$ 459,000	1.5%
Defense	$ 9,993,000	32.3%	$ 2,134,000	6.9%
Commercial	$ 9,818,000	31.7%	$ 1,598,000	5.2%

2003	North America		Rest of World	
	$	%	$	%
Military and commercial satellites	$ 6,442,000	23.6%	$ 1,067,000	3.9%
Defense	$ 7,436,000	27.2%	$ 1,620,000	5.9%
Commercial	$ 8,511,000	31.2%	$ 2,246,000	8.2%

Acquired by Merrimac in February 1999, Filtran Microcircuits Inc. ("FMI") is a leading manufacturer of microwave micro-circuitry for the high frequency communications industry. FMI produces microstrip, bonded stripline, and thick metal-backed Teflon® (PTFE) microcircuits for RF applications including satellite, aerospace, PCS, fiber optic telecommunications, automotive, navigational and defense applications worldwide. FMI participates in the market for millimeter-wave applications. FMI also supplies mixed dielectric multilayer and high speed interconnect circuitry to meet customer demand for high performance and cost-effective packaging. FMI's key customers include:

- M/A-Com, Inc.
- Raytheon Canada Ltd.
- Filtronic Broadband Ltd.
- Trak Microwave Corporation
- Endwave North East Corporation
- Communication Techniques Inc.
- Signal Technology Corporation

For more information regarding our electronics components business and the microwave micro-circuitry business done by FMI, please see Note 8 of the Notes to Consolidated Financial Statements.

The Company markets and sells its products domestically and internationally through a direct sales force and manufacturers' representatives. Merrimac has traditionally developed and offered for sale products built to specific customer needs, as well as standard catalog items. The following table provides a breakdown of electronic components sales as derived from initial orders for products custom designed for specific customer applications, repeat orders for such products and from catalog sales:

	2004	2003	2002
Initial designs	27%	35%	35%
Repeat designs	58%	48%	50%
Catalog sales	15%	17%	15%

The Company believes that while its wireless subscriber base continues to grow, the economic downturn, resulting in reduced spending by wireless telecommunications service providers, has caused many wireless telecommunications equipment manufacturers to delay or forego purchases of the Company's products. However, the Company expects that its defense and satellite customers should continue to maintain their approximate current levels of orders during fiscal year 2005, though there are no assurances they will do so. Nevertheless, in times of armed conflict or war, military spending is concentrated on armaments build up, maintenance and troop support, and not on the research and development and specialty applications that are the Company's core strengths and revenue generators. Accordingly, our defense and military product revenues may decrease and should not be expected to increase, at times of armed conflicts or war. The Company also anticipates increased levels of orders during fiscal year 2005 for its Multi-Mix® Microtechnology products, based on inquiries from existing customers, requests to quote from new and existing customers and market research. The improved telecommunications sector and the continued efforts to diversify FMI into wireless base stations, automotive and defense applications has resulted in additional orders for FMI, which the Company anticipates will continue.

Cost of sales for the Company consists of materials, salaries and related expenses, and outside services for manufacturing and certain engineering personnel and manufacturing overhead. Our products are designed and manufactured in the Company's facilities. The Company's manufacturing and production facilities infrastructure overhead are relatively fixed and are based on its expectations of future net revenues. Should the Company experience a reduction in net revenues in a quarter, it could have difficulty adjusting short-term expenditures and absorbing any excess capacity expenses. If this were to occur, the Company's operating results for that quarter would be negatively impacted. In order to remain competitive, the Company must continually reduce its manufacturing costs through design and engineering innovations and increases in manufacturing efficiencies. There can be no assurance that the Company will be able to reduce its manufacturing costs.

Depreciation and amortization expenses exceeded capital expenditures for new projects and production equipment during 2004 by approximately $1,500,000, and the Company anticipates that depreciation and amortization expenses will exceed capital expenditures in fiscal year 2005 by approximately $800,000. The Company intends to issue up to $1,900,000 of purchase order commitments for capital equipment from various vendors. The Company anticipates that such equipment will be purchased and become operational during fiscal year 2005.

Selling, general and administrative expenses consist of personnel costs for administrative, selling and marketing groups, sales commissions to employees and manufacturing representatives, travel, product marketing and promotion costs, as well as legal, accounting, information technology and other administrative costs. The Company expects to continue to make significant and increasing expenditures for selling, general and administrative expenses, especially in connection with implementation of its strategic plan for generating and expanding sales of Multi-Mix® products.

Research and development expenses consist of materials, salaries and related expenses of certain engineering personnel, and outside services related to product development projects. The Company charges all research and development expenses to operations as incurred. The Company believes that continued investment in research and development is critical to the Company's long-term business success. We intend to continue to invest in research and development programs in future periods, and expect that these costs will increase over time, in order to develop new products, enhance performance of existing products and reduce the cost of current or new products.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The Company's management makes certain assumptions and estimates that impact the reported amounts of assets, liabilities and stockholders' equity, and revenues and expenses. These assumptions and estimates are inherently uncertain. The management judgments that are currently the most critical are related to the accounting for the Company's investments in Multi-Mix® Microtechnology, contract revenue recognition, inventory valuation, valuation of goodwill and valuation of deferred tax assets. Below we describe these policies further as well as the estimates and policies involved.

Impairment of Long-Lived Assets

The following is a summary of the carrying amounts of the Multi-Mix® Microtechnology net assets included in the Company's consolidated financial statements at January 1, 2005 and the related future planned purchases and lease obligation commitments through January 2006.

Net assets:	
Property, plant and equipment, at cost	$14,265,000
Less accumulated depreciation and amortization	5,392,000
Property, plant and equipment, net	8,873,000
Inventories	585,000
Other assets, net	263,000
Total net assets at January 1, 2005	$ 9,721,000
Commitments:	
Planned equipment purchases for 2005	$ 700,000
Lease obligations through January 2006	325,000
Total commitments	$ 1,025,000
Total net assets and commitments	$10,746,000

Approximately 32% of the property, plant and equipment may be utilized in other areas of our electronic components operations.

The Company anticipates receiving additional orders during 2005 for its Multi-Mix® Microtechnology products, based on inquiries from existing customers, requests to quote from new and existing customers and market research, for which substantial research and development costs have also been incurred. Due to economic and market conditions in the wireless industry since 2000, wireless telecommunications system service providers substantially reduced their capital equipment purchases from our customers. While these circumstances have resulted in the delay or cancellation of Multi-Mix® Microtechnology product purchases that had been anticipated from certain specific customers or programs, in connection with the improved conditions in the industry, the Company has implemented a strategic plan utilizing product knowledge and customer focus to expand specific sales opportunities. However, continued extended delay or reduction from planned levels in new orders expected from customers for these products could require the Company to pursue alternatives related to the utilization or realization of these assets and commitments. Should these alternatives not be realized, the Company would have to write down the value of these assets, thereby incurring an impairment charge to earnings, the net result of which would be materially adverse to the financial results and condition of the Company. In accordance with the Company's evaluation of Multi-Mix® under SFAS No. 144, the Company has determined no provision for impairment is

required at this time. Management will continue to monitor the recoverability of the Multi-Mix® assets.

The Company's planned equipment purchases and other commitments are expected to be funded through cash resources and cash flows that are expected to be provided by operations, and supplemented by a $5,000,000 revolving credit facility, which expires October 8, 2006.

Contract Revenue Recognition

Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion. The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is assured. The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104.

Inventory Valuation

Inventories are valued at the lower of average cost or market. Inventories are periodically reviewed for their projected manufacturing usage utilization and, when slow-moving or obsolete inventories are identified, a provision for a potential loss is made and charged to operations. Total inventories are net of valuation allowances for obsolescence and cost overruns of $1,942,000 at January 1, 2005 and $1,787,000 at January 3, 2004, of which $901,000 and $747,000, respectively, represented cost overruns.

Procurement of inventory is based on specific customer orders and forecasts. Customers have certain rights of modification with respect to these orders and forecasts. As a result, customer modifications to orders and forecasts affecting inventory previously procured by us and our purchases of inventory beyond customer needs may result in excess and obsolete inventory for the related customers. Although we may be able to use some of these excess components and raw materials in other products we manufacture, a portion of the cost of this excess inventory may not be recoverable from customers, nor may any excess quantities be returned to the vendors. We also may not be able to recover the cost of obsolete inventory from vendors or customers.

Write offs or write downs of inventory generally arise from:

- declines in the market value of inventory; and
- changes in customer demand for inventory, such as cancellation of orders and our purchases of inventory beyond customer needs that result in excess quantities on hand and that we are not able to return to the vendor or charge back to the customer.

Valuation of Goodwill

With the adoption of SFAS No. 142 by the Company on December 30, 2001, goodwill is no longer subject to amortization over its estimated useful life. However, goodwill is subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company performed the annual assessment during the fourth quarter of 2004 and determined there was no impairment.

Valuation of Deferred Tax Assets

The Company currently has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences, which should reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company's 2002 and 2003 net losses weighed heavily in the Company's overall assessment. As a result of the assessment, the Company established a full valuation allowance for its remaining net domestic deferred tax assets at December 28, 2002. This assessment continued unchanged in fiscal years 2003 and 2004. Management believes that a valuation allowance is not required for FMI's deferred tax assets as their realization is more likely than not.

CONSOLIDATED STATEMENTS OF OPERATIONS SUMMARY

The following table displays line items in the Consolidated Statements of Operations as a percentage of net sales.

	Percentage of Net Sales		
	Years Ended		
		(Unaudited)	
	January 1, 2005	January 3, 2004	December 28, 2002
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	58.3	61.3	57.4
Selling, general and administrative	31.7	34.9	36.4
Research and development	5.6	6.4	11.1
Restructuring charges	—	.6	2.1
	95.6	103.2	107.0
Operating income (loss)	4.4	(3.2)	(7.0)
Interest and other expense, net	(0.8)	(1.0)	(.7)
Gain on disposition of assets	—	.4	—
Income (loss) before income taxes	3.6	(3.8)	(7.7)
Provision (benefit) for income taxes	(.3)	(.4)	1.0
Net income (loss)	3.9%	(3.4%)	(8.7%)

2004 COMPARED TO 2003

Net sales.

Consolidated results of operations for 2004 reflect an increase in net sales from 2003 of $3,627,000 or 13.3% to $30,949,000. This increase was attributable to a $1,179,000 increase in net sales of electronic components and a $2,247,000 increase in sales of microwave micro-circuitry products from the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI"). The increase in net sales for the electronic components segment for 2004 is attributable to improved orders in 2004 from existing satellite and defense customers and a higher backlog at the beginning of 2004 as compared to the beginning of 2003; the higher backlog reflected new orders from existing customers in the Company's defense business. The Company expects that its defense and satellite customers should continue to maintain their approximate current levels of orders during fiscal year 2005, though there are no assurances they will do so. Nevertheless, in times of armed conflict or war, military spending is concentrated on armaments build up, maintenance and troop support, and not on the research and development and specialty applications that are the Company's core strengths and revenue generators. The Company also anticipates increased levels of orders during fiscal year 2005 for its Multi-Mix® Microtechnology products, based on inquiries from existing customers, requests to quote from new and existing customers and market research. The increase in sales of the microwave micro-circuitry segment for 2004 was due to new orders from both existing and new customers due to the continued efforts to diversify FMI into wireless base stations, automotive and defense applications. FMI anticipates much of this new order volume to renew in future periods.

Backlog represents the amount of orders the Company has received that have not been shipped as of the end of a particular fiscal period. The orders in backlog are a measure of future sales and determine the

Company's upcoming material, labor and service requirements. The book-to-bill ratio for a particular period represents orders received for that period divided by net sales for the same period. The Company looks for this ratio to exceed 1.0, indicating the backlog is being replenished at a higher rate than the sales being removed from the backlog.

The following table presents key performance measures that we use to monitor our operating results:

	2004	2003
Beginning Backlog	$12,395,000	$ 10,044,000
Plus Bookings	$31,499,000	$ 29,673,000
Less Net Sales	$30,949,000	$ 27,322,000
Ending Backlog	$12,945,000	$ 12,395,000
Book-to-Bill Ratio	1.02	1.09

Orders of $31,499,000 were received for 2004, an increase of $1,826,000 or 6.2% compared to $29,673,000 in orders received for 2003. Backlog increased by $550,000 to $12,945,000 at the end of 2004 compared to $12,395,000 at year-end 2003.

Cost of sales and Gross profit.
The following table provides comparative gross profit information, by product segment, for the past two years.

	$	Increase/ (Decrease) from prior year	% of Segment Net Sales
2004			
Electronic Components Gross Profit	$11,341,000	$1,841,000	45.1%
Microwave Micro-Circuitry Gross Profit	$ 1,569,000	$ 492,000	26.3%
Consolidated Gross Profit	$12,910,000	$2,333,000	41.7%
2003			
Electronic Components Gross Profit	$ 9,500,000	$ 604,000	39.6%
Microwave Micro-Circuitry Gross Profit	$ 1,077,000	$ (493,000)	29.0%
Consolidated Gross Profit	$10,577,000	$ 111,000	38.7%

The increases in gross profit for 2004 for the electronic components segment were due to the overall increase in segment sales along with savings resulting from the increased utilization of the Company's West Caldwell, New Jersey and Costa Rica manufacturing production facilities, better product mix and the benefits of the cost containment and restructuring programs instituted during 2003. Cost of sales for the electronic components segment also reflects increased staffing to meet production requirements and a reduction of intersegment purchases from FMI of $201,000 for 2004.

Depreciation expense included in 2004 consolidated cost of sales was $2,965,000, an increase of $187,000 compared to 2003. For 2004, approximately $1,593,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. Increases in depreciation expense were a result of capital equipment purchases in the current and prior years.

FMI sales include intersegment sales of $148,000 and $349,000 in 2004 and 2003, respectively. The decrease in gross margin percent for 2004 is due to higher material and overhead costs, including additional overtime, related to the new defense orders booked in 2004. During the second half of 2004, gross profit margin at FMI was negatively impacted by the weakness of the U.S. dollar against the Canadian dollar. The higher material and overtime costs for such defense orders are not expected to continue into future periods, but certain additional overhead costs may affect future results.

Selling, general and administrative expenses.
Selling, general and administrative expenses of $9,820,000 for 2004 increased by $284,000 or 3.0%, and when expressed as a percentage of net sales, decreased by 3.2 percentage points to 31.7% compared to 2003. 2003 selling, general and administrative expenses included expenses associated with bank modification agreements entered into during the second quarter and additional professional fees that were incurred totaling approximately $400,000. The 2004 selling, general and administrative expenses increased due to higher marketing and administrative costs, including higher professional fees for Sarbanes-Oxley assessments.

Research and development expenses.
Research and development expenses for new products were $1,723,000 for 2004, a decrease of $14,000 or 0.9% and when expressed as a percentage of net sales, a decrease of 0.8 percentage points to 5.6% compared to 2003. Except for $198,000 of expenses at FMI (an increase of $36,000 from such FMI expenses in 2003) substantially all of the research and development expenses were related to Multi-Mix® Microtechnology and Multi-Mix PICO® products. The Company anticipates that these expenses will increase in future periods in connection with implementation of our strategic plan for Multi-Mix®.

Operating income.
Consolidated operating income for 2004 was $1,367,000 compared to a consolidated operating loss of $856,000 for 2003. Operating income for 2004 was reduced by $150,000 for employee incentive compensation payments and by $75,000 for a profit-sharing contribution to the Company's 401(k) Plan. During 2003 the Company reduced its head count by 14 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded personnel restructuring charges of $160,000, consisting of severance and certain other personnel costs during 2003.

For 2004, the Company's operating income for its electronic component segment was $1,178,000 compared to an operating loss of $860,000 for 2003. For 2004, operating income for the microwave micro-circuitry segment was $189,000 compared to operating income of $4,000 for 2003.

Interest and other expense, net.
Interest and other expense, net was $265,000 for 2004 compared to interest and other expense, net of $271,000 for 2003. Interest expense for 2004 was principally incurred on borrowings under the revolving line of credit and term loans which the Company consummated during the fourth quarter of 2003 at higher interest rates than the previous facility. Interest expense for 2003 was principally incurred on borrowings under the mortgage loan and the term loan facility with its prior bank that was entered into during fiscal year 2002. The reduction of interest and other expense was due to lower outstanding debt balances during 2004 as the Company repaid $1,491,000 throughout 2004.

Income taxes.
The Company's effective tax rate for the year ended January 1, 2005 reflects U.S. Federal Alternative Minimum Tax and State income taxes for the current year in the amount of $122,000 that are due based on certain statutory limitations on the use of the Company's net operating loss carryforwards. Tax benefits were recorded in the amount of $218,000 and

$109,000 in 2004 and 2003, respectively, primarily associated with FMI's research and development expenses incurred in Canada.

Internal Revenue Service Code Section 382 places a limitation on the utilization of net operating loss carryforwards when an ownership change, as defined in the tax law, occurs. Generally, an ownership change occurs when there is a greater than 50 percent change in ownership. If such change should occur, the actual utilization of net operating loss carryforwards, for tax purposes, would be limited annually to a percentage of the fair market value of the Company at the time of such change. Although management believes these limitations did not impact 2004, the limitation could be triggered during 2005.

Net income.
Net income for 2004 was $1,198,000 compared to a net loss of $914,000 for 2003. Net income per diluted share for 2004 was $.38 compared to a net loss of $.29 per share for 2003.

2003 COMPARED TO 2002

Net sales.
Consolidated results of operations for 2003 reflect an increase in net sales from the prior year of $2,752,000 or 11.2% to $27,322,000. This increase was primarily attributable to a $2,548,000 increase in the electronic components segment attributable to improved orders in the Company's defense and satellite business offset by a decrease in net sales of microwave micro-circuitry products of $257,000 of the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI"). The decrease in 2003 FMI sales was due to continued softness in the telecommunications sector that FMI serves, principally millimeter-wave applications for wireless broadband solutions.

Orders of $29,673,000 were received during 2003, an increase of $6,916,000 or 30.4%, compared to $22,757,000 in orders received during 2002. As a result, backlog increased by $2,351,000 or 23.4% to $12,395,000 at the end of 2003, compared to $10,044,000 at year-end 2002.

The Company believes that the current economic downturn, resulting in reduced spending by wireless service providers, has caused many wireless companies to delay or forego certain purchases of the Company's products and this trend is expected to continue in the near term. However, the Company expects that its satellite and defense customers should continue to maintain their approximate current levels of orders during 2004, although there are no assurances they will do so. The Company also anticipates increasing levels of orders during 2004 and for fiscal year 2005 for its Multi-Mix® Microtechnology products, for which the Company has made a significant capital investment and incurred substantial research and development costs. The Company expects that previous weaknesses in the telecommunications sector that FMI serves will improve in 2004.

Cost of sales and Gross profit.
Consolidated cost of sales increased $2,641,000 or 18.7%, and as a percentage of net sales increased 3.9 percentage points to 61.3%, for 2003. Cost of sales increased $1,943,000 (which includes lower intersegment purchases from FMI of $461,000) for 2003 in the electronic components segment, resulting from additional production costs above anticipated costs, competitive pricing, and higher manufacturing costs that were attributable to increases in depreciation and other occupancy expenses related to the expansion of the Company's West Caldwell, New Jersey and Costa Rica manufacturing production facilities. Cost of sales increased $237,000 during 2003 in the microwave micro-circuitry segment, due to higher material and labor costs.

Depreciation expense included in 2003 consolidated cost of sales was $2,778,000, an increase of $531,000 compared to 2002. For 2003, approximately $1,650,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets. Other increases in depreciation expense were a result of capital equipment purchases in the current and prior years and the commencement of depreciation expense associated with the West Caldwell, New Jersey 19,200 square-foot building expansion, which was placed into service during the first quarter of 2002. During the third quarter of 2002, depreciation and amortization expense commenced on the recently completed 36,200 square-foot Multi-Mix® manufacturing facility in San Jose, Costa Rica.

Consolidated gross profit for 2003 was impacted by the items referred to in the above discussion of consolidated cost of sales and depreciation expense. Consolidated gross profit for 2003 was $10,577,000 or 38.7% of net sales compared to consolidated gross profit of $10,466,000 or 42.6% of net sales for 2002. Gross profit for 2003 for the electronic components segment increased by $604,000 or 6.8% to $9,500,000, which represented 39.6% of segment net sales of $23,962,000, compared to a gross profit of $8,896,000 or 41.5% of segment net sales of $21,415,000 in 2002. Gross profit for 2003 included revenue of $226,000 related to the settlement of rate increases on prior year contract costs. Gross profit for 2003 for the microwave micro-circuitry segment decreased by $494,000 to $1,076,000 which represented 29.0% of segment net sales of $3,709,000, compared to $1,570,000 or 39.6% of segment net sales of $3,966,000 in 2002. FMI sales include intersegment sales of $349,000 and $810,000 in 2003 and 2002, respectively.

Selling general and administrative expenses.
Consolidated selling, general and administrative expenses of $9,536,000 for 2003 increased by $586,000 or 6.6%, and when expressed as a percentage of net sales, decreased by 1.5 percentage points to 34.9% compared to 2002. The dollar increases were primarily due to the $400,000 of additional fees and costs (including accelerated amortization of deferred financing costs) incurred related to the amendment of the Company's prior bank facilities incurred in the second quarter of 2003, and the higher commissions, selling and other professional fee costs incurred throughout 2003.

Research and development expenses.
Research and development expenses for new products were $1,737,000 for 2003, a planned decrease of $992,000 or 36.4% compared to 2002. Except for $163,000 of research and development expenses at FMI, a decrease of $325,000 from 2002 levels, substantially all of the research and development expenses were related to Multi-Mix(R) Microtechnology and Multi-Mix PICO® products.

Restructuring charges.
During 2003 the Company reduced its headcount by 14 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded personnel restructuring charges aggregating $160,000, consisting of severance and certain other personnel costs during the last three quarters of 2003. As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 28 persons, principally involved in production, manufacturing support and sales. The Company recorded personnel restructuring charges of $240,000 and $270,000 consisting of severance and certain other personnel costs, during the second and fourth quarters of 2002 which increased the Company's net loss by $510,000.

Operating loss.
Consolidated operating loss for 2003 was $856,000. Operating loss for the electronic components segment for 2003 was $860,000, which included the effect of charges associated with the personnel restructuring charges of $160,000 in the last three quarters of 2003. In the fourth quarter of 2003, $210,000 of income resulted from revenue related to the settlement of rate increases on prior year contract costs. Operating loss for the electronic components segment for 2002 was $1,792,000 after the $468,000 personnel restructuring charges in the second and fourth quarters of 2002. Operating income for the microwave micro-circuitry segment was $4,000 in 2003 compared to operating income of $70,000 for 2002, after inclusion of the $42,000 second quarter personnel restructuring charge.

Interest and other expense, net.
Net interest expense was $271,000 for 2003, which compares to net interest expense of $176,000 for 2002. Interest expense for 2003 was principally incurred on borrowings under mortgage and term loans taken out during fiscal year 2002 and the revolving line of credit, and term loans which the Company refinanced during the fourth quarter of 2003 at higher interest rates. Interest expense for 2002 was principally incurred on borrowings under a revolving credit facility and mortgage loan in connection with capital equipment purchases and the building expansion constructed during fiscal year 2001.

Income taxes.
An income tax benefit of $109,000 was recorded for 2003, with an effective tax rate of (10.7%), compared to an income tax provision of $237,000 that was recorded for 2002 related to recording a partial income tax benefit of $282,000 on the 2002 operating loss and tax credits of $132,000 associated with research and development expenditures offset by the impact of providing a $645,000 net valuation allowance against domestic net deferred tax assets. The 2003 tax benefit recorded represents deferred tax benefits associated with FMI's research and development expenses incurred in Canada. No domestic tax benefits have been recorded in 2003.

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $1,050,000 to $1,350,000 in fiscal year 2002. The Company increased its domestic deferred tax asset valuation allowance by $496,000 to $1,846,000 in fiscal year 2003. The Company's domestic net deferred tax assets have been fully reserved as of January 3, 2004.

Goodwill.
During the year ended December 28, 2002, the Company completed the first of the impairment tests of goodwill required under SFAS No. 142, which was adopted effective December 30, 2001. Under these rules, goodwill is no longer subject to amortization but is reviewed for potential impairment annually or upon the occurrence of an impairment indicator. Goodwill of approximately $3,100,000, which arose from the acquisition of FMI in 1999, was previously being amortized on a straight-line basis over twenty years.

Net loss.
The Company recorded a net loss for 2003 of $914,000 compared to a net loss of $2,135,000 for 2002. On a per share basis, the Company recorded a net loss of $.29 per share for 2003 compared to a net loss of $.69 per share for 2002.

The weighted average number of basic shares outstanding increased by approximately 47,000 shares or 1.5% for 2003 compared to 2002. The increase in shares outstanding was primarily due to the issuance of 528,413 shares to DuPont Electronic Technologies during the first quarter of 2002 partly offset by the repurchase of 82,100 shares of stock during the second half of 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company had liquid resources comprised of cash and cash equivalents totaling approximately $2,100,000 at the end of 2004 compared to approximately $450,000 at the end of 2003. The Company's working capital was approximately $8,500,000 and its current ratio was 2.9 to 1 at the end of 2004 compared to $6,800,000 and 2.6 to 1, respectively, at the end of 2003. At January 1, 2005 the Company had available borrowing capacity under its revolving line of credit of $4,200,000.

The Company's planned equipment purchases and other commitments are expected to be funded through cash resources and cash flows that are expected to be provided by operations, and supplemented by a $5,000,000 revolving credit facility, which expires October 8, 2006.

The Company's operating activities provided net positive cash flows of $4,788,000 during 2004 compared to positive cash flows of $1,093,000 during 2003. The primary sources of operating cash flows were net income of $1,198,000 which was reduced by depreciation and amortization of $3,210,000, a reduction in inventories of $268,000, and an aggregate increase in accounts payable and accrued liabilities of $479,000 partly offset by a reduction of customer deposits of $156,000 and an increase in accounts receivable of $118,000 and other current assets of $96,000.

The Company made net capital investments in property, plant and equipment of $1,715,000 during 2004, compared to net capital investments made in property, plant and equipment of $1,097,000 during 2003. These capital expenditures are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix® Microtechnology was $8,873,000 at the end of 2004, a decrease of $1,191,000 compared to $10,064,000 at the end of fiscal year 2003.

On April 17, 2003, the Company and its prior bank entered into bank modification agreements, that waived compliance with certain covenants and further amended the applicable terms of the agreements and covenants to reduce total availability and change maturity dates of the facility. The loan agreements contained a material adverse change clause, under which its prior Bank, in its good faith opinion, could determine that the Company was in default under the agreements. The Company believed that this clause was a Subjective Acceleration Clause as indicated in EITF 95-22, and, based upon the Company's assessment under those guidelines, among other factors, had classified the amounts as a current liability at December 28, 2002.

On October 8, 2003, the Company completed the refinancing of its revolving credit and term loan obligations with a new credit facility provided by The CIT Group/Business Credit, Inc. ("CIT") that provides for a three-year secured revolving credit, term loan and letter of credit facility for $9,250,000. All obligations due to its prior bank were repaid from the proceeds of such refinancing. The new revolving credit facility combined with the expected cash flows from operations should be sufficient to meet the Company's current obligations and to fund its currently contemplated operations during the next twelve months.

The financing agreement with CIT consists of a $5,000,000 revolving line of credit, that is temporarily reduced by $250,000 until certain conditions are met; a $1,500,000 machinery and equipment term loan ("Term Loan A") and a $2,750,000 real estate term loan ("Term Loan B"). In connection with this financing agreement, the Company was required to place, over the life of the loan, $1,500,000 as restricted cash with CIT. The revolving line of credit is subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable as defined in the financing agreement plus 100% of the $1,500,000 restricted cash). At January 1, 2005, the Company had available borrowing capacity under its revolving line of credit of $4,200,000. The revolving line of credit bears interest at the prime rate plus 1/2 percent (currently 6.25%). The principal amount of Term Loan A is payable in 60 equal monthly installments of $25,000 and bears interest at the prime rate plus one percent (currently 6.75%). The principal amount of Term Loan B is payable in 84 equal monthly installments of $32,738 and bears interest at the prime rate plus one percent (currently 6.75%). At January 1, 2005, the Company, under the terms of its agreement with CIT, elected to convert $900,000 of Term Loan A and $2,100,000 of Term Loan B from their prime rate base to LIBOR-based interest rate loans. The current LIBOR interest rate options were renewed on October 12, 2004 for six months at an interest rate of 5.49%. The current LIBOR interest rate options will expire April 11, 2005. The revolving line of credit and the term loans are secured by substantially all of the Company's assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada. The provisions of the financing agreement require the Company to maintain certain financial and other covenants. The Company was in compliance with these covenants at January 1, 2005.

The Company's contractual obligations as of January 1, 2005 are as follows:

Payment due by period (in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$3,683	$ 905	$1,523	$961	$294
Operating Lease Obligations	554	445	98	11	–
Total	$4,237	$1,350	$1,621	$972	$294

Depreciation and amortization expenses exceeded capital expenditures for new projects and production equipment during 2004 by approximately $1,500,000, and the Company anticipates that depreciation and amortization expenses will exceed capital expenditures in fiscal year 2005 by approximately $800,000. The Company intends to issue up to $1,900,000 of purchase order commitments for capital equipment from various vendors. The Company anticipates that such equipment will be purchased and become operational during fiscal year 2005.

On March 31, 2003, the Company relinquished the balance of the space in its previous Costa Rica facility to its customer. The completion of this transaction resulted in a gain of $71,000 during the second quarter of 2003. The Company reduced its facility occupancy expenses by approximately $22,000 and $87,000 in 2003 and 2002, respectively.

RELATED PARTY TRANSACTIONS

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) is now payable monthly. Mr. Carter has pledged 33,000 shares of Common Stock as security for this loan, which is a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and is based on the prime rate, payable in accordance with Mr. Carter's employment agreement. Each year the Company is required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2004, the Company forgave $56,000 of principal and $4,500 of accrued interest and paid a tax gross-up benefit of $6,100. During 2003, the Company forgave $56,000 of principal and $7,000 of accrued interest and paid $8,300 for a tax gross-up benefit. During 2002, the Company forgave $56,000 of principal and $12,000 of accrued interest and paid a tax gross-up benefit of $10,700. The Company estimates that $56,000 of principal and $3,000 of accrued interest will be forgiven in 2005.

During fiscal years 2004, 2003 and 2002, respectively, the Company's General Counsel, KMZ Rosenman, was paid $288,000, $359,000 and $372,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of KMZ Rosenman but does not share in any fees paid by the Company to the law firm.

During fiscal years 2004, 2003 and 2002, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide other services to the Company. The Company paid an aggregate of $8,000, $40,000 and $24,000 to these companies during 2004, 2003 and 2002, respectively. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During fiscal years 2003 and 2002, respectively, a director of the Company was paid $12,000 and $36,000 for providing financial-related consulting services to the Company. This agreement terminated in April 2003.

During each of fiscal years 2004, 2003 and 2002, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During fiscal years 2004, 2003 and 2002, respectively, DuPont Electronic Technologies ("DuPont"), a stockholder, was paid $84,000, $109,000 and $36,000 for providing technological and marketing related personnel and services on a cost-sharing basis to the Company. A director of the Company is an officer of DuPont, but does not share in any of these payments.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. In addition, the Chair of the Audit Committee receives an annual fee of $2,500 for his services in such capacity. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such option has an exercise price equal to the fair market value on the date of such grant and will expire on the tenth anniversary of the date of the grant. On June 17, 2004, non-qualified stock options to purchase an aggregate of 20,000 shares were issued to eight directors at an exercise price of $9.01 per share.

On February 28, 2002, the Company sold to DuPont 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont, was appointed to the Company's Board of Directors.

On December 13, 2004 Infineon Technologies AG ("Infineon"), at such time a 15.2% holder of the Company's common stock, sold 475,000 shares of the Company's common stock to four purchasers in a privately-negotiated transaction. Two purchasers in such transaction, K Holdings LLC and Hampshire Investments, Limited, each of which is affiliated with Ludwig G. Kuttner, purchased shares representing an aggregate of approximately 9.6% of the Company's common stock. Infineon also assigned to each purchaser certain registration rights to such shares under the existing registration rights agreements Infineon had with the Company. In connection with the transaction, the Company and Infineon terminated the Stock Purchase and Exclusivity Letter Agreement dated April 7, 2000, as amended, which provided that the Company would design, develop and produce exclusively for Infineon certain Multi-Mix® products that incorporate active RF power transistors for use in certain wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth tranceivers.

DuPont and the four purchasers above hold registration rights which currently give them the right to register an aggregate of 1,003,413 shares of Common Stock of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, SFAS No. 151, "Inventory Costs (An amendment of ARB No. 43, Chapter 4)," was issued. SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently

evaluating the impact that SFAS No. 151 will have on its financial position and results of operations.

In December 2004, SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. SFAS No. 123R replaces existing requirements of SFAS No. 123 and APB Opinion No. 25 "Accounting for Stock-Based Compensation", and requires public companies to recognize the cost of employee services received in exchange for equity instruments, with limited exceptions. SFAS No. 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. SFAS No. 123R will be effective for interim periods beginning after June 15, 2005. The Company is currently evaluating the effect that SFAS No. 123R will have on its financial position and results of operations, but does not believe that the adoption of SFAS No. 123R will have a material impact on its financial position and results of operations.

The FASB has proposed FASB Staff Position No. 109-a, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004." On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law by the President. This Act includes tax relief for domestic manufacturers by providing a tax deduction for up to 9 percent (when fully phased in) of the lesser of (a) "qualified production activities income," or (b) taxable income (after the deduction for the utilization of any net operating loss carryforwards). As a result of this Act, an issue has arisen as to whether this deduction should be accounted for as a special deduction or a tax rate reduction under SFAS No. 109. The FASB staff believes that the domestic manufacturing deduction is based on the future performance of specific activities, including the level of wages. Accordingly, the FASB staff believes that the deduction provided for under the Act should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. The Company is currently evaluating the impact that this provision will have on its financial position and results of operations.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks associated with demand for and market acceptance of existing and newly developed products as to which the Company has made significant investments, particularly its Multi-Mix® products; general economic and industry conditions; the possibilities of impairment charges to the carrying value of our Multi-Mix® assets, thereby resulting in charges to our earnings; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the Company's acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; failure of our Original Equipment Manufacturer, or OEM, customers to successfully incorporate our products into their systems; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of our or our OEM customers' new or enhanced products; our ability and the ability of our OEM customers to keep pace with the rapid technological changes and short product life cycles in our industry and gain market acceptance for new products and technologies; changes in product mix resulting in unexpected engineering and research and development costs; delays and increased costs in product development, engineering and production; reliance on a small number of significant customers; foreign currency fluctuations between the U.S. and Canadian dollars; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation and product obsolescence, as well as other risks and uncertainties as are detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Merrimac Industries, Inc.

We have audited the accompanying consolidated balance sheet of Merrimac Industries, Inc. as of January 1, 2005 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrimac Industries, Inc. as of January 1, 2005, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Edison, New Jersey

March 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Merrimac Industries, Inc.

We have audited the accompanying consolidated balance sheet of Merrimac Industries, Inc. as of January 3, 2004 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the years ended January 3, 2004 and December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrimac Industries, Inc. at January 3, 2004, and the results of their operations and their cash flows for the years ended January 3, 2004 and December 28, 2002, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

MetroPark, New Jersey

March 29, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended January 1, 2005, January 3, 2004 and December 28, 2002

	2004	2003	2002
OPERATIONS			
Net sales	$ 30,949,487	$ 27,322,096	$ 24,570,332
Costs and expenses:			
Cost of sales	18,039,975	16,745,329	14,104,256
Selling, general and administrative	9,819,800	9,536,144	8,950,284
Research and development	1,722,741	1,736,649	2,728,556
Restructuring charges	—	160,000	510,000
	29,582,516	28,178,122	26,293,096
Operating income (loss)	1,366,971	(856,026)	(1,722,764)
Interest and other expense, net	(264,482)	(271,471)	(175,703)
Gain on disposition of assets	—	104,024	—
Income (loss) before income taxes	1,102,489	(1,023,473)	(1,898,467)
(Benefit) provision for income taxes	(96,000)	(109,000)	237,000
Net income (loss)	$ 1,198,489	$ (914,473)	$ (2,135,467)
Net income (loss) per common share-basic	$ .38	$ (.29)	$ (.69)
Net income (loss) per common share-diluted	$ .38	$ (.29)	$ (.69)
Weighted average number of shares outstanding-basic	3,127,070	3,120,557	3,073,703
Weighted average number of shares outstanding-diluted	3,153,854	3,120,557	3,073,703
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 1,198,489	$ (914,473)	$ (2,135,467)
Comprehensive income (loss):			
Foreign currency translation adjustment	435,724	986,351	63,873
Comprehensive income (loss)	$ 1,634,213	$ 71,878	$ (2,071,594)

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

January 1, 2005 and January 3, 2004

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,166,481	$ 452,633
Accounts receivable, net of allowance of $59,000 and $50,000, respectively	6,472,991	6,299,258
Income tax refunds receivable	97,643	135,520
Inventories, net	2,931,259	3,187,946
Other current assets	583,029	482,633
Deferred tax assets	676,000	542,000
Total current assets	12,927,403	11,099,990
Property, plant and equipment	37,988,352	37,203,977
Less accumulated depreciation and amortization	22,404,372	19,982,378
Property, plant and equipment, net	15,583,980	17,221,599
Restricted cash	1,500,000	1,500,000
Other assets	746,714	854,487
Deferred tax assets	439,000	221,000
Goodwill	3,377,913	3,122,563
Total Assets	$34,575,010	$34,019,639
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 904,940	$ 954,405
Accounts payable	1,309,132	1,239,925
Accrued liabilities	1,930,682	1,711,875
Customer deposits	233,406	389,211
Income taxes payable	85,131	—
Total current liabilities	4,463,291	4,295,416
Long-term debt, net of current portion	2,778,135	4,208,106
Deferred compensation	53,739	88,362
Deferred liabilities	33,974	48,014
Deferred tax liabilities	648,000	542,000
Total liabilities	7,977,139	9,181,898
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share:		
Authorized: 1,000,000 shares		
No shares issued		
Common stock, par value $.01 per share:		
20,000,000 shares authorized; 3,215,070 and 3,202,991 shares issued; and 3,132,970 and 3,120,891 shares outstanding, respectively	32,151	32,030
Additional paid-in capital	18,756,710	18,686,914
Retained earnings	7,679,994	6,481,505
Accumulated other comprehensive income	1,158,882	723,158
	27,627,737	25,923,607
Less treasury stock, at cost - 82,100 shares	(573,866)	(573,866)
Less loan to officer-stockholder	(456,000)	(512,000)
Total stockholders' equity	26,597,871	24,837,741
Total Liabilities and Stockholders' Equity	$34,575,010	$34,019,639

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended January 1, 2005, January 3, 2004 and December 28, 2002

	Common Stock		Common Stock	Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock		Loan to Officer-	
	Shares	Amount	Warrants(A)	Capital(B)	Earnings	Income(Loss)	Shares	Amount	Stockholder	Total
Balance, December 29, 2001	2,859,249	$ 28,593	$ 837,200	$14,327,586	$ 9,531,445	$ (327,066)	208,904	$(1,760,131)	$ (584,000)	$22,053,627
Net loss					(2,135,467)					(2,135,467)
Exercise of options	10,975	110		105,440						105,550
Stock Purchase Plan sales	11,336	113		61,923						62,036
Sale of common stock	319,509	3,195		3,347,021			(208,904)	1,760,131		5,110,347
Purchase of common stock							82,100	(573,866)		(573,866)
Loan to officer-stockholder									(40,000)	(40,000)
Forgiveness of loan to officer-stockholder									56,000	56,000
Foreign currency translation						63,873				63,873
Balance, December 28, 2002	3,201,069	32,011	837,200	17,841,970	7,395,978	(263,193)	82,100	(573,866)	(568,000)	24,702,100
Net loss					(914,473)					(914,473)
Stock Purchase Plan sales	1,922	19		7,744						7,763
Expiration of warrants			(837,200)	837,200						–
Forgiveness of loan to officer-stockholder									56,000	56,000
Foreign currency translation						986,351				986,351
Balance, January 3, 2004	3,202,991	32,030	–	18,686,914	6,481,505	723,158	82,100	(573,866)	(512,000)	24,837,741
Net income					1,198,489					1,198,489
Exercise of options	9,100	91		53,859						53,950
Stock Purchase Plan sales	2,979	30		15,937						15,967
Forgiveness of loan to officer-stockholder									56,000	56,000
Foreign currency translation						435,724				435,724
Balance, January 1, 2005	3,215,070	$ 32,151	$ –	$18,756,710	$ 7,679,994	$1,158,882	82,100	$ (573,866)	$ (456,000)	$26,597,871

(A) Common stock warrants expired October 26, 2003.

(B) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital when such benefits are realized.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 1, 2005, January 3, 2004 and December 28, 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 1,198,489	$ (914,473)	$ (2,135,467)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,209,631	3,191,654	2,909,363
Amortization of deferred financing costs	49,922	211,661	—
Amortization of deferred income	—	(21,822)	(87,288)
Gain on disposition of assets	—	(104,024)	—
Deferred and other compensation	69,305	72,414	64,934
Deferred income taxes (benefit)	(218,000)	(42,000)	507,000
Changes in operating assets and liabilities:			
Accounts receivable	(117,940)	(2,365,009)	1,830,810
Income tax refunds receivable	44,209	169,083	(105,591)
Inventories	267,991	846,726	781,874
Other current assets	(96,028)	31,219	333,571
Deferred tax assets	(28,000)	(32,000)	130,000
Other assets	57,851	(248,842)	(141,232)
Accounts payable	276,182	176,432	(2,377,474)
Accrued liabilities	202,561	(126,553)	(16,524)
Customer deposits	(155,805)	263,355	(62,472)
Income taxes payable	84,819	(38,356)	(230,417)
Deferred compensation	(43,428)	(43,504)	(41,250)
Other liabilities	(14,040)	67,107	124,174
Net cash provided by operating activities	4,787,719	1,093,068	1,484,011
Cash flows from investing activities:			
Purchases of capital assets	(1,714,951)	(1,265,888)	(2,857,664)
Proceeds from sales of capital assets	—	168,558	—
Net cash used in investing activities	(1,714,951)	(1,097,330)	(2,857,664)
Cash flows from financing activities:			
Borrowings under revolving credit facility	—	1,634,337	500,000
Borrowings under mortgage loan	—	2,750,000	3,500,000
Borrowings under term loan	—	1,500,000	2,720,000
Restricted cash	—	(1,500,000)	—
Repayment of borrowings	(1,502,231)	(7,695,717)	(8,301,073)
Proceeds from the issuance of common stock and common stock warrants, net	—	—	5,110,347
Proceeds from Stock Purchase Plan sales	15,967	7,763	62,037
Proceeds from the exercise of stock options	53,950	—	105,550
Repurchase of common stock	—	—	(573,866)
Net cash (used in) provided by financing activities	(1,432,314)	(3,303,617)	3,122,995
Effect of exchange rate changes	73,394	149,714	17,022
Net increase (decrease) in cash and cash equivalents	1,713,848	(3,158,165)	1,766,364
Cash and cash equivalents at beginning of year	452,633	3,610,798	1,844,434
Cash and cash equivalents at end of year	$ 2,166,481	$ 452,633	$ 3,610,798
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 37,500	$ 6,500	$ 45,000
Loan interest	$ 279,000	$ 285,000	$ 269,000
Non-cash activities:			
Unpaid purchases of capital assets	$ —	$ 224,000	$ 354,000
Addition to loan to officer-stockholder	$ —	$ —	$ 40,000
Note payable for insurance premiums	$ —	$ 192,396	$ —

See accompanying notes.

1. Nature of business and summary of significant accounting policies

Nature of business: The Company is involved in the design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics, and microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications.

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry.

Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. The Company has not experienced any losses in such accounts.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Contract revenues: Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion. The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue, which amounted to $226,000 in 2003, are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is assured. The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104.

Warranties: Certain of the Company's long-term contracts have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. The Company accrues estimated warranty costs at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated. Warranty expense was approximately $167,000, $162,000 and $77,000 for 2004, 2003 and 2002, respectively. The warranty reserve at January 1, 2005 and January 3, 2004 was $178,000 and $150,000, respectively.

Accounts receivable: The Company's accounts receivable are primarily from companies in the defense, satellite and telecommunications industries, with 30 day payment terms. Credit is extended based on evaluation of customer's financial condition. Accounts receivable are stated in the financial statements net of an allowance for doubtful accounts. Accounts outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible.

Fair value of financial instruments: The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of January 1, 2005 and January 3, 2004 because of the relative short maturity of these instruments.

Inventories: Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

Provision is made for potential losses on slow moving and obsolete inventories when identified.

Foreign currency translation: The functional currency of the Company's Canadian subsidiary, Filtran Microcircuits Inc. ("FMI") is the Canadian dollar. FMI's assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date and their operations are translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss). Realized foreign exchange transaction gains and losses, which are not material, are included in the consolidated statements of operations.

Comprehensive income (loss): Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income at January 1, 2005 and January 3, 2004 was attributable solely to the effects of foreign currency translation.

Property, plant and equipment: Property, plant and equipment are recorded at cost. Depreciation and amortization is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. The costs and accumulated depreciation applicable to assets retired or otherwise disposed of are removed from the asset accounts and any gain or loss is included in the consolidated statements of operations. The following estimated useful lives are used for financial income statement purposes:

Land improvements	10 years
Building	25 years
Machinery and equipment	3 - 10 years
Office equipment, furniture and fixtures	5 - 10 years

Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at January 1, 2005 and January 3, 2004 amounted to $11,899,000 and $11,222,000, respectively.

The Company leases various property, plant and equipment. Leased property is accounted for under Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS 13"). Accordingly, leased property that meets certain criteria are capitalized and the present value of the related lease payments are recorded as a liability. All other leases are accounted for as operating leases and the related payments are expensed ratably over the rental period. Amortization of assets under capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life. Company leases that include escalating lease payments are straight-lined over the non-cancelable base lease period in accordance with SFAS 13.

1. Nature of business and summary of significant accounting policies (continued)

Long-lived assets: The Company accounts for long-lived assets under SFAS 144, "Accounting for the impairment or disposal of long-lived assets". Management assesses the recoverability of its long-lived assets, which consist primarily of fixed assets and intangible assets with finite useful lives, whenever events or changes in circumstance indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in the Company's stock price for a sustained period; and (iv) a change in the Company's market capitalization relative to net book value. If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed using a projected discounted cash flow method. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. If these estimates or related assumptions change in the future, the Company may be required to record an impairment charge. Impairment charges would be included with costs and expenses in the Company's statements of operations, and would result in reduced carrying amounts of the related assets on the Company's balance sheets.

Goodwill: Goodwill primarily includes the excess purchase price paid over the fair value of net assets acquired. Effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS"), No. 142, "Goodwill and Other Intangible Assets". Under SFAS 142, the Company ceased amortization of goodwill and tests its goodwill on an annual basis using a two-step fair value based test.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of the impairment loss, if any. If impairment is determined, the Company will recognize additional charges to operating expenses in the period in which they are identified, which would result in a reduction of operating results and a reduction in the amount of goodwill.

The changes in the carrying amount of goodwill for the fiscal years ended January 1, 2005 and January 3, 2004 are as follows:

	2004	2003
Balance, beginning of year	$ 3,122,563	$ 2,491,146
Foreign currency adjustment	255,350	631,417
Balance, end of year	$ 3,377,913	$ 3,122,563

Advertising: The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $123,000 in 2004, $102,000 in 2003 and $175,000 in 2002.

Income taxes: The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with the exercise of stock options are recorded to additional paid-in capital in the year the tax benefits are realized.

Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 25% of their compensation, with 50% of the first 6% of such savings matched by the Company. In May 2003, the Company suspended its matching contributions to the Plan, and, accordingly, the Company made no contributions to the Plan in 2004. The Company's contributions to the Plan were $60,000 in 2003 and $182,000 in 2002. The Board of Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. A discretionary contribution amount of $75,000 was authorized for 2004. No discretionary contribution amounts were authorized for 2003 and 2002.

Stock-based compensation: The Company accounts for stock options in accordance with SFAS No. 123,

"Accounting for Stock-Based Compensation," ("SFAS 123"), which allows companies an option to either record compensation expense based on the fair value of stock options granted, as determined by using an option valuation model, or to continue following the accounting guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options and other stock-based employee awards. Because the Company has elected this treatment, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," ("SFAS No. 148") require disclosure of pro forma information which provides the effects on net income (loss) and net income (loss) per share as if the Company had accounted for its employee stock awards under the fair value method prescribed by SFAS 123. Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. No stock-based employee compensation cost is reflected in net income (loss) at the date of grant, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

In accordance with SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation, and the related assumptions described below, is as follows:

	2004	2003	2002
Net income (loss) – as reported	$1,198,489	$ (914,473)	$(2,135,467)
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	–	–	–
Less: Stock-based compensation expense determined using the fair value method, net of tax	(167,000)	(289,000)	(366,000)
Net income (loss) – pro forma	$1,031,489	$(1,203,473)	$(2,501,467)
Basic earnings (loss) per share:			
As reported	$ .38	$ (.29)	$ (.69)
Pro forma	$ .33	$ (.39)	$ (.81)
Diluted earnings (loss) per share:			
As reported	$ .38	$ (.29)	$ (.69)
Pro forma	$ .33	$ (.39)	$ (.81)

The fair value of each of the options and purchase plan subscription rights granted in 2004, 2003, and 2002 was estimated on the date of grant using the Black-Scholes option valuation model.

1. Nature of business and summary of significant accounting policies (continued)

The following weighted average assumptions were utilized:

	2004	2003	2002
Expected option life (years)	2.5	2.6	2.4
Expected volatility	45.00%	50.00%	45.00%
Risk-free interest rate	2.00%	3.00%	3.50%
Expected dividend yield	0.00%	0.00%	0.00%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

Research and development: Research and development expenses include materials, salaries and related expenses of certain engineering personnel, and outside services associated with product development. Research and development expenditures of approximately $1,723,000 in 2004, $1,737,000 in 2003 and $2,729,000 in 2002 were expensed as incurred.

Deferred financing costs: During 2003, the Company capitalized $314,000 of deferred financing costs and is amortizing such amount over the life of the related debt.

Net income (loss) per share: Basic net income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of the outstanding options would be reflected in diluted net income (loss) per share by application of the treasury stock method.

Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calendar quarter and each quarter consists of 13 weeks in a 52-week year. Periodically, the additional week to make a 53-week year (fiscal year 2003 was the latest and fiscal year 2008 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current presentation.

Recent Accounting Pronouncements: In November 2004, SFAS No. 151, "Inventory Costs (An amendment of ARB No. 43, Chapter 4)," was issued. SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15,2005. The Company is currently evaluating the impact that SFAS No. 151 will have on its financial position and results of operations.

In December 2004, SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS No. 123R replaces existing requirements of SFAS No. 123 and APB Opinion No. 25 "Accounting for Stock-Based Compensation", and requires public companies to recognize the cost of employee services received in exchange for equity instruments, with limited exceptions. SFAS No. 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. SFAS No. 123R will be effective for interim periods beginning after June 15, 2005. The Company is currently evaluating the impact that SFAS No. 123R will have on its financial position and results of operations, but does not believe that the adoption of SFAS No. 123R will have a material impact on its financial position and results of operations.

The FASB has proposed FASB Staff Position No. 109-a, "Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Jobs Creation Act of 2004." On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law by the President. This Act includes tax relief for domestic manufacturers by providing a tax deduction for up to 9 percent (when fully phased in) of the lesser of (a) "qualified production activities income," or (b) taxable income (after the deduction for the utilization of any net operating loss carryforwards). As a result of this Act, an issue has arisen as to whether this deduction should be accounted for as a special deduction or a tax rate reduction under SFAS No. 109. The FASB staff believes that the domestic manufacturing deduction is based on the future performance of specific activities, including the level of wages. Accordingly, the FASB staff believes that the deduction provided for under the Act should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction. The Company is currently evaluating the impact that this provision will have on its financial position and results of operations.

2. Inventories

Inventories consist of the following:

	2004	2003
Finished goods	$ 263,382	$ 121,613
Work in process	1,179,606	1,806,000
Raw materials and purchased parts	1,488,271	1,260,333
	$ 2,931,259	$ 3,187,946

Total inventories are net of valuation allowances for obsolescence and cost overruns of $1,942,000 in 2004 and $1,787,000 in 2003, of which $901,000 and $747,000, respectively, represented cost overruns. The Company disposed of $26,000 and $49,000 of obsolete inventories in 2004 and 2003, respectively.

3. Property, plant and equipment

Property, plant and equipment, which is carried at cost, consists of the following:

	2004	2003
Land and land improvements	$ 670,724	$ 668,085
Building	6,581,867	6,547,065
Machinery and equipment	22,864,570	22,185,711
Office equipment, furniture and fixtures	7,871,191	7,803,116
	$ 37,988,352	$ 37,203,977

Depreciation expense was approximately $3,210,000, $3,191,000 and $2,909,000 for 2004, 2003 and 2002, respectively.

4. Current and long-term debt

The Company was obligated under the following debt instruments at January 1, 2005 and January 3, 2004:

	2004	2003
The CIT Group/Business Credit, Inc. (A):		
Revolving line of credit, interest 1/2% above prime	$ –	$ 498,416
Term loan A, due October 8, 2008, variable interest above LIBOR or prime	1,075,000	1,425,000
Term loan B, due October 8, 2010, variable interest above LIBOR or prime	2,258,930	2,651,786
The Bank of Nova Scotia (B):		
Capital leases, interest 6.7%, due October 2004	–	43,339
Capital leases, interest 8.7%, due June 2005	117,539	180,841
Capital leases, interest 7.3%, due April 2006	124,125	161,287
Capital leases, interest 7.9%, due June 2006	107,481	136,628
First Insurance Funding Corp.-		
Note payable, insurance premiums, interest 6.75% due April 2004	–	65,214
	3,683,075	5,162,511
Less current portion	904,940	954,405
Long-term portion	$2,778,135	$4,208,106

(A) The financing agreement with CIT consists of a $5,000,000 revolving line of credit, that is temporarily reduced by $250,000 until certain conditions are met; a $1,500,000 machinery and equipment term loan ("Term Loan A") and a $2,750,000 real estate term loan ("Term Loan B"). In connection with this financing agreement, the Company was required to place, over the life of the loan, $1,500,000 as restricted cash with CIT. The revolving line of credit is subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable as defined in the financing agreement plus 100% of the $1,500,000 restricted cash). At January 1, 2005, the Company had available borrowing capacity under its revolving line of credit of $4,200,000. The revolving line of credit bears interest at the prime rate plus 1/2 percent (currently 6.25%). The principal amount of Term Loan A is payable in 60 equal monthly installments of $25,000 and bears interest at the prime rate plus one percent (currently 6.75%). The principal amount of Term Loan B is payable in 84 equal monthly installments of $32,738 and bears interest at the prime rate plus one percent (currently 6.75%). At January 1, 2005, the Company, under the terms of its agreement with CIT, elected to convert $900,000 of Term Loan A and $2,100,000 of Term Loan B from their prime rate base to LIBOR-based interest rate loans. The current LIBOR interest rate options were renewed on October 12, 2004 for six months at an interest rate of 5.49%. The current LIBOR interest rate options will expire April 11, 2005. The revolving line of credit and the term loans are secured by substantially all of the Company's assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada. The provisions of the financing agreement require the Company to maintain certain financial and other covenants. The Company was in compliance with these covenants at January 1, 2005.

(B) Capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $611,000 at January 1, 2005 and $590,000 at January 3, 2004.

At January 1, 2005 and January 3, 2004, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

The payments now required under the long-term obligations listed above during the years following January 1, 2005 are set forth below:

2005	$ 904,940
2006	829,917
2007	692,856
2008	567,856
2009	392,856
Thereafter	294,650
	$ 3,683,075

5. Accrued liabilities

Accrued liabilities consist of the following:

	2004	2003
Commissions	$ 275,857	$ 458,282
Vacation	302,446	195,351
Employee compensation	473,796	216,808
Warranty reserve	177,833	150,000
Deferred compensation	39,000	39,000
Professional fees	500,078	316,957
Restructuring	10,200	102,984
Other	151,472	232,493
	$1,930,682	$1,711,875

6. Stock option and stock purchase plans

Under the Company's 1993 Stock Option Plan, 324,210 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of incentive and non-qualified stock options. The incentive options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than fair value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of January 1, 2005, options for the purchase of a total of 132,580 shares remained outstanding of which 127,080 are exercisable under the 1993 Option Plan, and options for 63,665 shares were available for future grant.

The non-qualified options under the 1993 Stock Option Plan may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

In 1997, the Company's stockholders approved a Long Term Incentive Plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this Plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. As of January 1, 2005, options for the purchase of 152,686 shares remain outstanding of which 145,186 are exercisable under the LTIP. Options for 66,238 shares were available for future grant under the LTIP.

In 2001, the Company's stockholders approved the 2001 Stock Option Plan pursuant to which 175,000 shares of the Company's common stock were reserved for issuance of incentive and non-qualified stock options. The options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of January 1, 2005, options for the

6. Stock option and stock purchase plans (continued)

purchase of a total of 113,500 shares remained outstanding of which 108,500 are exercisable under the 2001 Stock Option Plan, and options for 59,000 shares were available for future grant.

The non-qualified options under the 2001 Stock Option Plan may also be granted to non-employee directors, provided the option price is at least equal to the fair market value on the date the option is granted. Annual options granted to non-employee directors are exercisable after the grant or at any time before the tenth anniversary of the grant.

In addition, non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable at $10.00 per share expiring September 1, 2006, as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

A summary of all stock option activity and information related to all options outstanding follows:

	2004		2003		2002	
	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share
Outstanding at beginning of year	$ 9.76	426,116	$10.29	446,331	$10.11	454,834
Granted	8.40	32,500	3.46	25,000	11.86	76,500
Exercised	5.93	(9,100)	—	—	9.62	(10,975)
Cancelled	8.09	(17,750)	11.34	(45,215)	11.17	(74,028)
Outstanding at end of year	9.81	431,766	9.76	426,116	10.29	446,331
Exercisable at end of year	$ 9.83	413,766	$ 9.77	415,616	$ 9.90	377,431
Option price range at end of year		$3.10-$17.00		$3.10-$17.00		$4.90-$17.00
Weighted average estimated fair value of options granted during the year		$2.49		$1.88		$3.10

The following table sets forth information as of January 1, 2005 regarding weighted average exercise prices, weighted average remaining contractual lives and remaining outstanding options under the various stock option plans sorted by range of exercise price:

Options Outstanding				Options Exercisable	
Options Price Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Number Exercisable	Average Exercise Price
$ 3.10 – $ 7.00	103,400	$ 5.97	6.1 years	95,900	$ 5.92
$ 7.01 – $ 10.00	144,751	$ 9.23	4.1 years	139,751	$ 9.25
$10.01 – $ 13.00	94,115	$11.04	2.9 years	94,115	$11.04
$13.01 – $ 17.00	89,500	$13.88	4.9 years	84,000	$13.90

In 2001, the Company's stockholders approved a stock purchase plan pursuant to which 250,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity follows:

	2004		2003		2002	
	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share	Weighted average exercise price	Shares or price per share
Subscribed at beginning of year	$ —	—	$ 12.50	3,838	$12.50	19,339
Subscribed	5.36	36,155	—	—	—	—
Purchased	5.36	(2,979)	4.04	(1,922)	5.47	(11,336)
Cancelled	—	—	12.50	(1,916)	12.50	(4,165)
Subscribed at end of year	$5.36	33,176	$ —	—	$12.50	3,838
Subscription price range end of year		$ 5.36		$ —		$ 12.50
Weighted average estimated fair value of rights granted during the year		$ 2.30		$ —		$ —

As of January 1, 2005, there were 200,337 shares available for future stock purchase plan subscriptions.

2001 Key Employee Incentive Plan:

In June 2001, the stockholders of the Company approved the 2001 Key Employee Incentive Plan, which provides for an award consisting of restricted stock of approximately five percent of the average number of outstanding shares of Company Common Stock during a six-month period upon the attainment of an average market capitalization during the same six-month period of $50,000,000, and an additional award of approximately five percent of the average number of outstanding shares upon the attainment of an average market capitalization during a subsequent six-month period of $80,000,000. Any shares of restricted stock awarded vest annually over a three-year period. Approximately 256,000 shares were reserved for issuance under the 2001 Key Employee Incentive Plan at January 1, 2005. No awards have been made under this plan.

6. Stock option and stock purchase plans (continued)

As permitted by SFAS No. 148, the Company has applied the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro forma net income (loss) and earnings (loss) per share amounts as if the fair-value based method had been applied in measuring compensation costs.

As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 148. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 2004, 2003 and 2002.

7. Income taxes

The (benefit) provision for income taxes consists of the following components:

	2004	2003	2002
Current tax (benefit) provision:			
Federal	$ 38,000	$ —	$(282,000)
Foreign	—	(67,000)	(10,000)
State	84,000	—	22,000
	122,000	(67,000)	(270,000)
Deferred tax (benefit) provision:			
Federal	—	—	645,000
Foreign	(218,000)	(42,000)	(138,000)
State	—	—	—
	(218,000)	(42,000)	507,000
(Benefit) provision for income taxes	$ (96,000)	$(109,000)	$ 237,000

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at January 1, 2005 and January 3, 2004 are as follows:

	2004	2003
Current deferred tax assets:		
Inventory valuation allowance	$ 797,000	$ 676,000
Capitalized inventory costs	31,000	33,000
Warranty cost	60,000	60,000
Deferred compensation	16,000	16,000
Net operating loss carryforwards	440,000	440,000
Other	314,000	193,000
	1,658,000	1,418,000
Less valuation allowance	(940,000)	(876,000)
Current deferred tax assets	718,000	542,000
Current deferred tax liabilities-		
Research and development credits and costs	(42,000)	—
Net current deferred tax assets	676,000	542,000
Non-current deferred tax assets:		
Deferred compensation	21,000	36,000
Net operating loss carryforwards	603,000	1,311,000
Capitalized leases	51,000	171,000
Research and development credits and costs	674,000	352,000
Other	174,000	32,000
	1,523,000	1,902,000
Less valuation allowance	(515,000)	(970,000)
Non-current deferred tax assets	1,008,000	932,000
Non-current deferred tax liabilities:		
Depreciation and amortization	(1,191,000)	(1,235,000)
Research and development credits	—	(18,000)
Other	(26,000)	—
Non-current deferred tax liabilities	(1,217,000)	(1,253,000)
Net non-current deferred tax liabilities	(209,000)	(321,000)
Net deferred tax assets	$ 467,000	$ 221,000

The statutory Federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (benefit) for income taxes by income (loss) before income taxes as follows:

	2004	2003	2002
Statutory Federal income tax rate	34.0 %	(34.0)%	(34.0)%
Effect of:			
State income tax, net of Federal income tax effects	7.6	—	0.8
Research and development credits	—	(4.7)	(7.0)
Change in valuation allowance	(35.5)	19.5	55.3
Tax effect of foreign operations	(19.8)	6.0	—
Other	5.0	2.5	(2.6)
Effective tax rate (benefit)	(8.7)%	(10.7)%	12.5 %

The Company files a U.S. income tax return which includes its Costa Rican subsidiary. This subsidiary is not subject to income tax in Costa Rica as it takes advantage of that country's Free Trade Zone Law.

As of January 1, 2005, the Company had net operating loss carryforwards of approximately $2,700,000 for Federal income tax purposes and $1,800,000 for state income tax purposes which are available to offset future taxable income through 2023 and 2012, respectively. The Company utilized approximately $2,000,000 and $1,000,000 of net operating loss carryforwards for Federal and state income tax purposes, respectively, for 2004. Included in the net operating losses as of January 1, 2005 are approximately $730,000 of future Federal tax deductions related to the exercise of employee stock options. In addition, the Company has U.S Federal income tax credit carryforwards of approximately $190,000 of which $54,000 expire through 2008, $74,000 that expire through 2022 and $62,000 which have no expiration. The Canadian research and development benefits of $555,000 include $95,000 of investment tax credits that expire through 2014, and the remaining benefits can be carried forward indefinitely.

Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company increased its domestic deferred tax asset valuation allowance by $496,000 to $1,846,000, in fiscal year 2003. The Company reduced its domestic deferred tax asset valuation allowance by $391,000 to $1,455,000 in fiscal year 2004 reflecting utilization of net operating loss carryforwards. The Company's domestic net deferred tax assets have been fully reserved as of January 1, 2005 and January 3, 2004.

The provision (benefit) for foreign income taxes is based upon foreign income (losses) before income taxes as follows: $5,000 for 2004, $(158,000) for 2003 and $(117,000) for 2002. Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At January 1, 2005, the cumulative earnings of foreign subsidiaries were approximately $930,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings was approximately $140,000.

The American Jobs Creation Act of 2004 (the Act) allows U.S. companies a one-time opportunity to repatriate non-U.S. earnings through 2005 at a 5.25% rate of tax rather than the normal U.S. tax rate of 34%, provided that certain criteria, including qualified U.S. reinvestment, are met. Available tax credits related to the repatriation would be reduced under provisions of the Act. While the Company continues to evaluate the Act, because the vast majority of its permanently reinvested non-U.S. earnings have been deployed in active business operations, and it is therefore unlikely that the Company will repatriate any material portion of its permanently reinvested non-U.S. earnings, no incremental tax provision effect has been recorded through January 1, 2005.

Internal Revenue Service Code Section 382 places a limitation on the utilization of net operating loss carryforwards when an ownership change, as defined in the tax law, occurs. Generally, an ownership change occurs when there is a greater than 50 percent change in ownership. If such

7. Income taxes (continued)

change should occur, the actual utilization of net operating loss carryforwards, for tax purposes, would be limited annually to a percentage of the fair market value of the Company at the time of such change. The Company may become subject to these limitations in 2005 depending on change in ownership.

8. Business segment and geographic data

The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

Electronic components: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 81% are located in the United States and 19% are located in Costa Rica.

Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

Information about the Company's operations in different industries and geographic areas follows. Operating income (loss) is net sales less operating expenses. Operating expenses exclude interest expense, other income and income taxes. Assets are identified with the appropriate operating segment and are substantially all located in the North America geographic area. Corporate assets consist principally of cash and corporate expenses are immaterial. Intersegment sales and the resulting intersegment assets are principally due to transactions from the microwave micro-circuitry segment to the electronic components segment.

	2004	2003	2002
		(In thousands of dollars)	
Industry segments:			
Sales to unaffiliated customers:			
Electronic components	$ 25,141	$ 23,962	$ 21,414
Microwave micro-circuitry	5,956	3,709	3,966
Intersegment sales	(148)	(349)	(810)
Consolidated	$ 30,949	$ 27,322	$ 24,570
Income (loss) before (benefit) provision for income taxes:			
Operating income (loss):			
Electronic components	$ 1,178	$ (860)	$ (1,792)
Microwave micro-circuitry	189	4	70
Interest and other expense, net	(265)	(167)	(176)
Consolidated	$ 1,102	$ (1,023)	$ (1,898)
Identifiable assets:			
Electronic components	$ 25,593	$ 28,063	$ 28,211
Microwave micro-circuitry	6,849	5,550	4,767
Corporate	2,166	453	3,611
Intersegment assets	(33)	(46)	(102)
Consolidated	$ 34,575	$ 34,020	$ 36,487
Depreciation and amortization:			
Electronic components	$ 2,965	$ 2,964	$ 2,681
Microwave micro-circuitry	245	228	228
Consolidated	$ 3,210	$ 3,192	$ 2,909
Capital expenditures:			
Electronic components	$ 1,419	$ 1,195	$ 2,732
Microwave micro-circuitry	296	71	126
Consolidated	$ 1,715	$ 1,266	$ 2,858
Geographic areas:			
Sales to unaffiliated customers:			
North America	$ 26,757	$ 22,389	$ 20,352
Europe	2,748	2,802	2,742
Far East	1,271	1,616	1,279
Other	173	515	197
Consolidated	$ 30,949	$ 27,322	$ 24,570

8. Business segment and geographic data (continued)

The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include The Boeing Company, Raytheon Company, Northrop Grumman Corporation, Lockheed Martin Corporation, and General Dynamics Corporation. Sales to the foreign geographic area of Europe were 8.9%, 10.3% and 11.2% of net sales in 2004, 2003 and 2002, respectively

The following table presents our key customers and the percentage of net sales made to such customers:

	2004	2003	2002
Raytheon Company	13.9%	12.3%	8.6%
Northrop Grumman Corporation	11.9%	12.4%	9.5%
The Boeing Company	7.8%	16.1%	11.0%
Lockheed Martin Corporation	6.6%	7.8%	14.7%

Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 64% and 48% of its receivables at January 1, 2005 and January 3, 2004, respectively, were from six and four customers, respectively. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

9. Net income per common share

The following table summarizes the calculation of basic and diluted net income (loss) per common share for 2004, 2003 and 2002:

	2004	2003	2002
Numerator:			
Net income (loss) available to common stockholders	$1,198,489	$ (914,473)	$(2,135,457)
Denominator:			
Weighted average shares outstanding for basic net income (loss) per share	3,127,070	3,120,557	3,073,703
Effect of dilutive securities – stock options (1)	26,784	–	–
Weighted average shares outstanding for diluted net income (loss) per share.	3,153,854	3,120,557	3,073,703
Net income (loss) per share – basic	$ .38	$ (.29)	$ (.69)
Net income (loss) per share – diluted	$ .38	$ (.29)	$ (.69)

(1) Represents additional shares resulting from assumed conversion of stock options less shares purchased with the proceeds therefrom.

Diluted earnings per share excludes 322,000 shares underlying stock options for the year ended January 1, 2005. Because of the net loss for the years ended January 3, 2004 and December 28, 2002, approximately 426,000 and 446,000 shares, respectively, underlying stock options were excluded from the calculation of diluted earnings per share as the effect would be anti-dilutive. For the year ended December 28, 2002, 429,775 common stock warrants outstanding were excluded from the calculation of dilutive securities because of the net loss during the period, and, therefore, the effect would be anti-dilutive. The common stock warrants expired October 26, 2003.

10. Commitments and contingencies

Lease commitments:

The Company leases real estate and equipment under operating leases expiring at various dates through December 2008, which includes a 36,200 square-foot manufacturing facility in Costa Rica. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

Total rent expense charged to operations amounted to $438,000 in 2004, $498,000 in 2003 and $471,000 in 2002. Future minimum lease payments under noncancellable operating leases with an initial term exceeding one year are as follows:

2005	$ 445,000
2006	74,000
2007	24,000
2008	11,000

Lease modification and facility sharing agreement:

The Company entered into an agreement effective January 2001, with a customer to relinquish to this customer approximately half of the Company's 17,000 square-foot leased manufacturing facility in Costa Rica. Associated with the transaction, the Company entered into a new four-year lease agreement with a five-year renewal option with its Costa Rica landlord for the reduced space. In addition, the Company transferred certain employees to its customer, agreed to share certain personnel resources and common costs, and committed to provide certain management, administrative and other services to its customer. On March 31, 2003, the Company relinquished the balance of the space to its customer. The completion of these transactions resulted in a gain of $71,000 during the second quarter of 2003. In connection with the 2001 agreement, the Company received $450,000 from its customer. The Company reduced its facility occupancy expenses by approximately $22,000 and $87,000 in 2003 and 2002, respectively.

Capital leases included in property, plant and equipment at January 1, 2005 are approximately as follows:

Machinery and equipment	$ 1,179,000
Less accumulated depreciation and amortization	568,000
Total	$ 611,000

Future minimum lease payments under capital leases and the present value of such payments as of January 1, 2005 are approximately as follows (see Note 4):

2005	$ 231,000
2006	141,000
Total minimum lease payments	372,000
Less amount representing interest	23,000
Present value of total minimum lease payments	$ 349,000

Purchase obligations:

The Company intends to issue commitments to purchase $1,900,000 of capital equipment from various vendors. Such equipment will be purchased and become operational during 2005.

Consulting and employment agreements; deferred compensation:

The Company has been a party to an employment agreement with its Chairman, President and Chief Executive Officer that provides him with a minimum annual salary of $240,000 for an initial term and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement. On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive

10. Commitments and contingencies (continued)

20% of the amount due under this loan and the accrued interest thereon. During 2004, the amount of $56,000 principal and $4,500 of accrued interest was forgiven. During 2003, the amount of $56,000 principal and $7,000 of accrued interest was forgiven. During 2002, the amount of $56,000 principal and $12,000 of accrued interest was forgiven.

A subsidiary of the Company entered into an employment agreement with the Founder and President Emeritus of FMI that provides for a minimum annual salary of $150,000 (Canadian). The term of the agreement ended on August 26, 2004 and was extended for one year.

The Company is party to a consulting agreement with a former Vice President, which initial term ended February 2001 and automatically renewed pursuant to the terms of the agreement for an additional twelve-month period. The agreement will renew for successive twelve-month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for a minimum payment of $24,000 per year and includes health insurance benefits.

The Company entered into a consulting agreement on January 1, 1998 with a director of the Company. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

The Company is a party to a severance arrangement and consulting agreement effective October 2002, with a former Vice President, that provides for aggregate payments of approximately $10,000 through March 2005.

The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years.

In connection with certain of these consulting and retirement agreements that extend beyond one year described above, the Company is obligated to make the following deferred compensation payments:

2005	$ 49,000
2006	39,000
2007	9,000
2008	9,000
2009	9,000
Total estimated future deferred compensation	115,000
Less amount representing interest	12,000
Present value of deferred compensation	$103,000

Litigation:

The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

11. Restructurings and related charges

During 2003 the Company reduced its headcount by 14 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded personnel restructuring charges of $160,000, consisting of severance and certain other personnel costs, during the last three quarters of 2003. Such charges increased the net loss by $.05 per share. The Company paid $129,000 of these restructuring charges in 2003. Substantially all of the remaining 2003 restructuring charges were paid in 2004.

As a result of a decline in orders received from its customers during 2002, the Company reduced head count by 17 persons, principally involved in production, manufacturing support and sales during the second quarter of 2002. The Company recorded a personnel restructuring charge of $240,000, which increased the net loss by $150,000 or $.05 per share.

In November 2002, the Company reorganized its operations to reflect a more market-driven focus and to better support its customer base by combining all of its technologies into a single cohesive unit. This reorganization allowed the Company to increase the breadth of its product offerings and to offer more integrated solutions. The Company relinquished 8,200 square feet of space to a co-tenant on April 1, 2003 and moved its operations into another facility it was occupying. This restructuring reduced the Company's head count by 11 persons in the management, engineering, production, manufacturing support and sales functions. The Company's net loss for the fourth quarter increased by $270,000 or $.09 per share. The combined restructuring charges increased the net loss for 2002 by $510,000 or $.17 per share. Approximately $107,000 of the 2002 restructuring charges were paid in 2003 and substantially all of the remaining 2002 restructuring charges were be paid in 2004.

12. Private placements of Common Stock and Warrants to purchase Common Stock

On February 28, 2002, the Company sold to DuPont Electronic Technologies 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors.

On December 13, 2004 Infineon Technologies AG ("Infineon"), at such time a 15.2% holder of the Company's common stock, sold 475,000 shares of the Company's common stock to four purchasers in a privately-negotiated transaction. Pursuant to such transaction, shares representing an aggregate of approximately 9.6% of the shares of the Company's common stock were purchased by Hampshire Investments, Limited and K Holdings, LLC.

13. Related party transactions

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) is now payable monthly. Mr. Carter has pledged 33,000 shares of Common Stock as security for this loan, which is a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and is based on the prime rate, payable in accordance with Mr. Carter's employment agreement. Each year the Company is required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2004, the Company forgave $56,000 of principal and $4,500 of accrued interest and paid a tax gross-up benefit of $6,100. During 2003, the Company forgave $56,000 of principal and $7,000 of accrued interest and paid $8,300 for a tax gross-up benefit. During 2002, the Company forgave $56,000 of principal and $12,000 of accrued interest and paid a tax gross-up benefit of $10,700.

During fiscal years 2004, 2003 and 2002, respectively, the Company's General Counsel, KMZ Rosenman, was paid $288,000, $359,000 and $372,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of KMZ Rosenman but does not share in any fees paid by the Company to the law firm.

During fiscal years 2004, 2003 and 2002, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide other services to the Company. The Company paid an aggregate of $8,000, $40,000 and $24,000 to these companies during 2004, 2003 and 2002, respectively. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During fiscal years 2003 and 2002, respectively, a director of the Company was paid $12,000 and $36,000 for providing financial-related consulting services to the Company. This agreement terminated in April 2003.

During each of fiscal years 2004, 2003 and 2002, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During fiscal years 2004, 2003 and 2002, respectively, DuPont Electronic Technologies, a stockholder, was paid $84,000, $109,000 and $36,000 for providing technological and marketing related personnel and services on a cost-sharing basis to the Company. A director of the Company is an officer of DuPont, but does not share in any of these payments.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. Beginning in fiscal year 2004, the Chair of the Audit Committee receives an annual fee of $2,500 for his services in such capacity. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such grant is at the fair market value on the date of such grant and will expire on the tenth anniversary of the date of the grant. On June 17, 2004, non-qualified stock options to purchase an aggregate of 20,000 shares were issued to eight directors at an exercise price of $9.01 per share.

14. Stockholder Rights Plan

On March 5, 1999, the Board of Directors of the Company approved a stockholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

Generally, if any person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock, each Right (other than Rights held by such acquiring person or group) will be exercisable, at the $25.00 purchase price, for a number of shares of Common Stock having a market value of $50.00. Upon an acquisition of the Company, each Right (other than Rights held by the acquiror) will generally be exercisable, at the $25.00 purchase price, for a number of shares of common stock of the acquiror having a market value of $50.00. In certain circumstances, each Right may be exchanged by the Company for one share of Common Stock. The Rights will expire on March 19, 2009, unless earlier exchanged or redeemed at $0.01 per Right.

QUARTERLY FINANCIAL INFORMATION

Summarized quarterly unaudited financial data reported for 2004 and 2003 follows:

2004	April 3	July 3	October 2	January 1
Net sales	$7,647,829	$7,896,044	$ 7,619,848	$ 7,785,766
Gross profit	3,347,897	3,308,425	3,162,076	3,091,114
Net income	230,931	443,986	314,828	208,744
Net income per share - basic	$ .07	$ .14	$ .10	$ .07
Net income per share - diluted	$ .07	$ .14	$ .10	$ .07

2003	March 29	June 28	September 27	January 3
Net sales	$6,511,644	$6,612,597	$ 6,356,685	$ 7,841,170
Gross profit	2,451,941	2,554,080	2,201,162	3,369,584
Net income (loss)	(455,385)	(474,970)	(484,396)	500,278
Net income (loss) per share - basic	$ (.15)	$ (.15)	$ (.16)	$ .16
Net income (loss) per share - diluted	$ (.15)	$ (.15)	$ (.16)	$ .16

QUARTERLY COMMON STOCK DATA

	2004				2003			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Market price per share:								
High	$10.59	$10.69	$ 9.35	$ 9.50	$ 5.10	$ 4.65	$ 5.28	$ 7.00
Low	$ 5.75	$ 6.91	$ 6.35	$ 8.50	$ 4.43	$ 2.70	$ 3.20	$ 4.12

The Common Stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

The market price per share information is provided with regard to the high and low trading prices of the Common Stock of the Company on The American Stock Exchange during the periods indicated.

Directors

MASON N. CARTER (M)
Chairman, President and
Chief Executive Officer
Merrimac Industries, Inc.

ALBERT H. COHEN (A**)(C*)(M)
Asset Manager and
Management Consultant
Sarasota, FL

EDWARD H. COHEN (A*)(C)(G*)(M)
Counsel
KMZ Rosenman
New York, NY

Dr. FERNANDO L. FERNANDEZ
Management Consultant
Del Mar, CA

Dr. JOEL H. GOLDBERG (C)(G)
Chairman and CEO
C.C.I / SK Associates
Union, NJ

DAVID B. MILLER
Vice President and
General Manager
DuPont Electronic Technologies
Research Triangle Park, NC

Dr. ARTHUR A. OLINER
Engineering Consultant
Professor Emeritus of Electrophysics
Polytechnic University
Brooklyn, NY

Dr. HAROLD J. RAVECHÉ (A)(G)
President
Stevens Institute of Technology
Hoboken, NJ

Officers

MASON N. CARTER
Chairman, President and
Chief Executive Officer

ROBERT V. CONDON
Vice President, Finance and
Chief Financial Officer

RICHARD E. DEC
Vice President,
Corporate Relations

ROCCO A. DeLILLO
Vice President,
Research and Development

MICHAEL GHADAKSAZ
Vice President,
Market Development

REYNOLD K. GREEN
Vice President and
Chief Operating Officer

JAYSON E. HAHN
Vice President and
Chief Information Officer

JAMES J. LOGOTHETIS
Vice President and
Chief Technology Officer

MICHAEL PELENSKIJ
Vice President,
Manufacturing

Filtran Microcircuits Inc.

DENIS DUHAIME
Vice President and
General Manager

Auditors

Grant Thornton LLP
399 Thornall Street
Edison, NJ 08837

Legal Counsel

KMZ Rosenman
575 Madison Avenue
New York, NY 10022

Deutch & Associates LLC
843 Rahway Avenue
Woodbridge, NJ 07095

Transfer Agent

Wachovia Bank, N. A.
Shareholder Services Administration
1525 W. WT Harris Blvd, 3C3
Charlotte, NC 28288-1153
Tel 800.829.8432
www.wachovia.com/equityservices

Annual Meeting

The Annual Meeting of Stockholders of Merrimac Industries, Inc. will be held at 10:00 a.m. on June 21, 2005 at:

Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531

Form 10-K

The Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for fiscal year 2004 is available upon written request to the Company:

Corporate Secretary
Merrimac Industries, Inc.
P.O. Box 986
West Caldwell, NJ 07006
rvc@merrimacind.com

Common Stock

The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

Stockholders inquiries regarding change of address and/or change of title should be sent to our Transfer Agent Wachovia Bank, N. A., shown above.

(A) Audit Committee Member
(C) Compensation Committee Member
(G) Governance and Nominating Committee Member
(M) Management Committee Member
* Committee Chair
** Financial Expert



MERRIMAC INDUSTRIES, INC.

41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531
www.merrimacind.com



MULTI-MIX MICROTECHNOLOGY®, S.R.L.

Zona Franca Ultrapark
Edificio 7B Entrada Sur
La Aurora, Heredia, Costa Rica 170-3006



FILTRAN MICROCIRCUITS INC.

2475 Don Reid Drive
Ottawa, Ontario, Canada K1H 1E2
Tel 613.737.0706
Fax 613.737.0495
www.filtranmicro.com

Business Park

MERRIMAC

Total Integrated Packaging Solutions®